Exhibit 99.1

1st Quarter 2009 • Report to Shareholders • Three months ended January 31, 2009
TD Bank Financial Group Reports First Quarter 2009 Results

FIRST QUARTER FINANCIAL HIGHLIGHTS, compared with the first quarter a year ago:
•	Reported diluted earnings per share[1] were $0.82, compared with $1.33.
•	Adjusted diluted earnings per share[2] were $1.34, compared with $1.45.
•	Reported net income[1] was $712 million, compared with $970 million.
•	Adjusted net income[2] was $1,149 million, compared with $1,060 million.

FIRST QUARTER ADJUSTMENTS (ITEMS OF NOTE)
The first quarter reported diluted earnings per share figures include the following items of note:
•	Amortization of intangibles of $127 million after tax (14 cents per share), compared with $75 million after tax (9 cents per share) in the first quarter last year.
•	A loss of $200 million after tax (24 cents per share) due to the loss in excess of the accrued amount of the economic hedges related to the reclassified available-for-sale debt securities portfolio.
•	Restructuring and integration charges of $67 million after tax (8 cents per share), relating to the acquisition of Commerce.
•
A gain of $12 million after tax (1 cent per share) due to the change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses, compared with a gain of $25 million after tax (3 cents per share) in the same quarter last year.

•	An increase of $55 million after tax (7 cents per share) in general allowance for Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking.
All dollar amounts are expressed in Canadian currency unless otherwise noted.

[1]	Reported results are prepared in accordance with Canadian generally accepted accounting principles (GAAP).
[2]	Reported and adjusted results referenced in this press release and Report to Shareholders are explained under the “How the Bank Reports” section.

TORONTO, February 25, 2009 - TD Bank Financial Group (TDBFG) today announced its financial results for the first quarter ended January 31, 2009. Overall results for the quarter demonstrated solid earnings contributions from TDBFG’s personal and commercial banking operations in Canada and the United States and Wholesale Banking, while Wealth Management was affected by the continuing challenges in financial markets.
“Our solid first quarter results demonstrate that our strategy has positioned us well to weather the stresses of a weakening economy,” said Ed Clark, President and Chief Executive Officer, TDBFG. “In fact, the strength of our banking model is what’s behind our ability to continually make investments in the future growth of our businesses.”

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 2

FIRST QUARTER BUSINESS SEGMENT PERFORMANCE

Canadian Personal and Commercial Banking
TD Canada Trust posted earnings of $584 million in the first quarter, down 2% from the same period last year. Record volume growth in the quarter was offset by compressed margins and higher loan losses, reflecting the deteriorating economic outlook. During the quarter, TDBFG’s home and auto, life and health insurance businesses were consolidated under the single brand, TD Insurance.
“TD Canada Trust remains committed to lending, with both personal and commercial lending growing at double-digit rates compared to the same period last year. As other lenders have withdrawn from the Canadian market, and non-bank sources of credit become harder to find, TD Canada Trust is doing its part to fill the lending gap. This gap will further shrink as demand for credit naturally slows with the economy,” said Clark.
“While this operating environment will likely get worse before it gets better, the underlying strength of TD Canada Trust is allowing us to continue investing in future growth, including our plans to add new branches and to increase the number of customer-facing roles.”

Wealth Management
Wealth Management, including TDBFG’s equity share in TD Ameritrade, earned $152 million in the quarter, down 30% from the first quarter of last year. As previously announced, TD Ameritrade contributed $77 million in earnings to the segment, with record average trades per day for their quarter ended December 31, 2008. In Canada, increases in transactional revenue in online brokerage operations were offset by lower fee income and declines in assets levels in mutual funds and the advice-based businesses.
“Our Wealth Management businesses continue to prudently manage through strong market headwinds,” said Clark. “As we continue on this course, we remain committed to strategically growing our diversified wealth offering. We plan to add 80 new client-facing advisors in Canada this year and recently announced an arrangement to increase our direct ownership stake in TD Ameritrade by 5%. TD Ameritrade's significant long-term potential continues to be a key part of our U.S. growth strategy.”

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking generated $240 million in reported net income and $307 million in adjusted net income for the quarter, compared to $127 million in adjusted and reported net income for the same period last year. Much of this increase was attributable to the inclusion of Commerce earnings, which have been added to this segment since the third quarter of 2008. The quarter saw solid growth in loans and deposits moderated by increased loan losses, as credit conditions worsened, and continuing downward pressure on margins.
“Our U.S. Personal and Commercial bank delivered another solid quarter for us and the integration of Commerce remains on track,” said Clark. “We remain very cautious in our outlook for the U.S. economy and are positioning the business accordingly. Nevertheless, with 14 new branches added this quarter, TD Bank, America’s Most Convenient Bank, remains focused on executing its organic growth strategy and taking advantage of its position of strength to gain market share.”

Wholesale Banking
Wholesale Banking reported net income for the quarter of $265 million, a 63% increase compared to the same period last year. Wholesale Banking’s performance was driven by strong interest rate and foreign exchange trading, as well as solid contributions from equity trading and investment banking. The recovery of committed financing was partially offset by securities losses in the quarter.
“Overall, this was a good quarter for TD Securities,” said Clark. “The transitioning of our credit trading business remains a work in progress, but we’re pleased with the steps we’ve made in winding it down. And while we don’t see this quarter’s run rate level continuing for the rest of the year given the poor market visibility, we remain focused on solidifying our position as a top-three dealer in Canada.”

Conclusion
“Our solid first quarter demonstrates the tremendous resiliency of TD’s banking model. While we expect a worsening economic environment, we’re confident we’ve built businesses that will emerge from the downturn with momentum,” said Clark. “To support our continued focus on future growth, we strengthened our capital position this quarter, raising $3.3 billion in Tier 1 capital. We’re very comfortable with our current capital levels, which allow us to manage uncertainty and provide our investors with an added layer of comfort,” Clark added.
“Our strength puts us in a position where we can continue to support our customers through these challenging times. We’re not going to hunker down and ignore their problems. We’re going to reach out to them and let them know we’re here to help.”

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 3

CONTENTS

1	FIRST QUARTER FINANCIAL HIGHLIGHTS and ADJUSTMENTS (ITEMS OF NOTES)

MANAGEMENT’S DISCUSSION AND ANALYSIS
4	Financial Highlights
5	How We Performed
8	Financial Results Overview
11	How Our Businesses Performed
15	Balance Sheet Review
16	Credit Portfolio Quality
17	Securities Portfolio
18	Capital Position
18	Managing Risk
21	Off-balance Sheet Arrangements
24	Quarterly Results
25	Accounting Policies and Estimates
25	Changes in Internal Control over Financial Reporting

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
26	Interim Consolidated Balance Sheet
27	Interim Consolidated Statement of Income
28	Interim Consolidated Statement of Changes in Shareholders’ Equity
28	Interim Consolidated Statement of Comprehensive Income
29	Interim Consolidated Statement of Cash Flows
30	Notes to Interim Consolidated Financial Statements

39	SHAREHOLDER AND INVESTOR INFORMATION

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, the Bank makes written and oral forward-looking statements, including in this document, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, the Bank’s senior management may make forward-looking statements orally to analysts, investors, representatives of the media and others. All such statements are made pursuant to the “safe harbour” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, among others, statements regarding the Bank’s objectives and targets for 2009 and beyond, and strategies to achieve them, the outlook for the Bank’s business lines, and the Bank’s anticipated financial performance. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders and analysts in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes. The economic assumptions for 2009 for the Bank are set out in the Bank’s 2008 Annual Report under the heading “Economic Summary and Outlook” and for each of our business segments, under the heading “Business Outlook and Focus for 2009.” Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”. By their very nature, these statements require us to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the current, unprecedented financial and economic environment, such risks and uncertainties may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Some of the factors – many of which are beyond our control and the effects of which can be difficult to predict – that could cause such differences include: credit, market (including equity and commodity), liquidity, interest rate, operational, reputational, insurance, strategic, foreign exchange, regulatory, legal and other risks discussed in the Bank’s 2008 Annual Report and in other regulatory filings made in Canada and with the SEC; general business and economic conditions in Canada, the U.S. and other countries in which the Bank conducts business, as well as the effect of changes in existing and the introduction of new monetary and economic policies in those jurisdictions and changes in the foreign exchange rates for the currencies of those jurisdictions; the degree of competition in the markets in which the Bank operates, both from established competitors and new entrants; defaults by other financial institutions in Canada, the U.S. and other countries; the accuracy and completeness of information the Bank receives on customers and counterparties; the development and introduction of new products and services in markets; developing new distribution channels and realizing increased revenue from these channels; the Bank’s ability to execute its strategies, including its integration, growth and acquisition strategies and those of its subsidiaries, particularly in the U.S.; changes in accounting policies (including future accounting changes) and methods the Bank uses to report its financial condition, including uncertainties associated with critical accounting assumptions and estimates; changes to our credit ratings; global capital market activity; increased funding costs for credit due to market illiquidity and increased competition for funding; the Bank’s ability to attract and retain key executives; reliance on third parties to provide components of the Bank’s business infrastructure; the failure of third parties to comply with their obligations to the Bank or its affiliates as such obligations relate to the handling of personal information; technological changes; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; legislative and regulatory developments; change in tax laws; unexpected judicial or regulatory proceedings; continued negative impact of the U.S. securities litigation environment; unexpected changes in consumer spending and saving habits; the adequacy of the Bank’s risk management framework, including the risk that the Bank’s risk management models do not take into account all relevant factors; the possible impact on the Bank's businesses of international conflicts and terrorism; acts of God, such as earthquakes; the effects of disease or illness on local, national or international economies; and the effects of disruptions to public infrastructure, such as transportation, communication, power or water supply. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. The preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more information, see the discussion starting on page 64 of the Bank’s 2008 Annual Report. All such factors should be considered carefully when making decisions with respect to the Bank, and undue reliance should not be placed on the Bank’s forward-looking statements. Any forward-looking information or statements contained in this document represent the views of management only as of the date hereof. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 4

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATING PERFORMANCE

This Management’s Discussion and Analysis (MD&A) is presented to enable readers to assess material changes in the financial condition and operational results of TD Bank Financial Group (the Bank) for the three months ended January 31, 2009, compared with the three months ended October 31, 2008 and January 31, 2008. This MD&A should be read in conjunction with the Bank’s unaudited Interim Consolidated Financial Statements and related Notes included in this Report to Shareholders and with our 2008 Annual Report. This MD&A is dated February 24, 2009. Unless otherwise indicated, all amounts are expressed in Canadian dollars and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the Bank’s website http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC’s) website at http://www.sec.gov (EDGAR filers section).

FINANCIAL HIGHLIGHTS

	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars, except as noted)	2009	2008	2008
Results of operations
Total revenue	$4,150	$3,640	$3,604
Provision for credit losses	537	288	255
Non-interest expenses	3,020	2,367	2,228
Net income - reported[1]	712	1,014	970
Net income - adjusted[1]	1,149	665	1,060
Economic profit[2]	164	(150)	462
Return on common equity - reported	8.1%	13.3%	18.0%
Return on invested capital[2]	11.7%	7.5%	16.6%
Financial position
Total assets	$585,365	$563,214	$435,153
Total risk-weighted assets	211,715	211,750	145,900
Total shareholders’ equity	38,050	31,674	22,940
Financial ratios - reported
Efficiency ratio	72.8%	65.0%	61.8%
Tier 1 capital to risk-weighted assets	10.1%	9.8%	10.9%
Provision for credit losses as a % of net average loans	0.90%	0.49%	0.54%
Common share information - reported (Canadian dollars)
Per share
Basic earnings	$0.82	$1.23	$1.34
Diluted earnings	0.82	1.22	1.33
Dividends	0.61	0.61	0.57
Book value	41.57	36.78	30.69
Closing share price	39.80	56.92	68.01
Shares outstanding (millions)
Average basic	832.6	808.0	718.3
Average diluted	834.2	812.8	724.6
End of period	848.7	810.1	719.0
Market capitalization (billions of Canadian dollars)	$33.8	$46.1	$48.9
Dividend yield	5.0%	4.1%	3.2%
Dividend payout ratio	75.5%	49.7%	42.6%
Price to earnings multiple	9.1	11.7	12.3
Common share information - adjusted (Canadian dollars)
Per share
Basic earnings	$1.35	$0.79	$1.46
Diluted earnings	1.34	0.79	1.45
Dividend payout ratio	46.1%	76.8%	39.0%
Price to earnings multiple	8.3	11.6	11.7

[1]	Adjusted and reported results are explained under the “How the Bank Reports” section, which includes reconciliation between reported and adjusted results.
[2]	Economic profit and return on invested capital are non-GAAP financial measures and are explained under the “Economic Profit and Return on Invested Capital” section.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 5

HOW WE PERFORMED

Corporate Overview
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group (TDBFG or the Bank). The Bank is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank also ranks among the world's leading online financial services firms, with more than 5.5 million online customers. The Bank had $585 billion in assets on January 31, 2009. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

How the Bank Reports
The Bank prepares its consolidated financial statements in accordance with GAAP and refers to results prepared in accordance with GAAP as “reported” results. The Bank also utilizes non-GAAP financial measures referred to as “adjusted” results to assess each of its businesses and to measure overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are listed in the table on the following page. As explained, adjusted results are different from reported results determined in accordance with GAAP. Adjusted results, items of note and related terms used in this document are not defined terms under GAAP and, therefore, may not be comparable to similar terms used by other issuers.

The following tables provide reconciliations between the Bank’s reported and adjusted results.

Operating results - reported
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2009	2008	2008
Net interest income	$2,728	$2,449	$1,788
Other income	1,422	1,191	1,816
Total revenue	4,150	3,640	3,604
Provision for credit losses	(537)	(288)	(255)
Non-interest expenses	(3,020)	(2,367)	(2,228)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	593	985	1,121
Recovery of (provision for) income taxes	58	(20)	(235)
Non-controlling interests in subsidiaries, net of income taxes	(28)	(18)	(8)
Equity in net income of an associated company, net of income taxes	89	67	92
Net income - reported	712	1,014	970
Preferred dividends	(29)	(23)	(8)
Net income available to common shareholders - reported	$683	$991	$962

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 6

Reconciliation of Non-GAAP Financial Measures
Adjusted net income to reported net income
Operating results - adjusted	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2009	2008	2008
Net interest income	$2,728	$2,449	$1,788
Other income[1]	1,722	954	1,791
Total revenue	4,450	3,403	3,579
Provision for credit losses[2]	(457)	(288)	(238)
Non-interest expenses[3]	(2,741)	(2,632)	(2,106)
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	1,252	483	1,235
(Provision for) recovery of income taxes[4]	(179)	116	(275)
Non-controlling interests in subsidiaries, net of income taxes	(28)	(18)	(8)
Equity in net income of an associated company, net of income taxes[5]	104	84	108
Net income - adjusted	1,149	665	1,060
Preferred dividends	(29)	(23)	(8)
Net income available to common shareholders - adjusted	1,120	642	1,052
Items of note affecting net income, net of income taxes
Amortization of intangibles[6]	(127)	(126)	(75)
Reversal of Enron litigation reserve[7]	-	323	-
(Decrease) increase in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio[8]	(200)	118	-
Restructuring and integration charges relating to the Commerce acquisition[9]	(67)	(25)	-
Increase in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses[10]	12	59	25
Other tax items[11]	-	-	(20)
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	(55)	-	-
Provision for insurance claims[12]	-	-	(20)
Total items of note	(437)	349	(90)
Net income available to common shareholders - reported	$683	$991	$962

1  Adjusted other income excludes the following items of note: first quarter 2009 - $13 million gain due to change in fair value of credit default swaps (CDS) hedging the corporate loan book, as explained in footnote 10; $313 million loss due to change in fair value of derivatives hedging the reclassified available-for-sale (AFS) debt securities portfolio, as explained in footnote 8; fourth quarter 2008 - $96 million gain due to change in fair value of CDS hedging the corporate loan book; $141 million gain due to change in fair value of derivatives hedging the reclassified AFS debt securities portfolio; first quarter 2008 - $55 million gain due to change in fair value of CDS hedging the corporate loan book; $30 million provision for insurance claims, as explained in footnote 12.
2  Adjusted provision for credit losses excludes the following items of note: first quarter 2009 - $80 million increase in general allowance for credit losses in Canadian Personal and Commercial Banking and Wholesale Banking; first quarter 2008 - $17 million related to the portion that was hedged via the CDS.
3  Adjusted non-interest expenses excludes the following items of note: first quarter 2009 - $173 million amortization of intangibles, as explained in footnote 6; $106 million restructuring and integration charges related to the Commerce Bancorp, Inc. (Commerce) acquisition, as explained in footnote 9; fourth quarter 2008 - $172 million amortization of intangibles; $40 million restructuring and integration charges related to the Commerce acquisition; $477 million positive adjustment related to the reversal of Enron litigation reserve; as explained in footnote 7; first quarter 2008 - $122 million amortization of intangibles.
4  For reconciliation between reported and adjusted provision for income taxes, see the ‘Reconciliation of non-GAAP provision for (recovery of) income taxes’ table in the “Taxes” section.
5  Adjusted equity in net income of an associated company excludes the following items of note: first quarter 2009 - $15 million amortization of intangibles, as explained in footnote 6; fourth quarter 2008 - $17 million amortization of intangibles; first quarter 2008 - $16 million amortization of intangibles.
6  Amortization of intangibles relates to the Canada Trust acquisition in 2000, the TD Banknorth Inc. (TD Banknorth) acquisition in 2005, and the acquisitions by TD Banknorth of Hudson United Bancorp in 2006 and Interchange Financial Services Corporation in 2007, and the amortization of intangibles included in equity in net income of TD Ameritrade.
7  The Enron contingent liability for which the Bank established a reserve was re-evaluated in light of the favourable evolution of case law in similar securities class actions following the U.S. Supreme Court’s ruling in Stoneridge Partners, LLC v. Scientific-Atlanta, Inc. During the fourth quarter of 2008, the Bank recorded an after-tax positive adjustment of $323 million (pre-tax $477 million), reflecting the substantial reversal of the reserve. For details, see Note 28 to the 2008 Consolidated Financial Statements.
8  Effective August 1, 2008, as a result of recent deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities. The Bank no longer intends to actively trade in these debt securities. Accordingly, the Bank reclassified certain debt securities from trading to AFS category in accordance with the Amendments to the Canadian Institute of Chartered Acccountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement. As part of the Bank’s trading strategy, these debt securities are economically hedged, primarily with CDS and interest rate swap contracts. This includes foreign exchange translation exposure related to the debt securities portfolio and the derivatives hedging it. These derivatives are not eligible for reclassification and are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment and disclosed as an item of note. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
9  As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred restructuring and integration charges. Restructuring charges consisted of employee severance costs, the costs of amending certain executive employment and award agreements and the write-down of long-lived assets due to impairment. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Interim Consolidated Statement of Income, the restructuring and integration charges are included in non-interest expenses.
10 The Bank purchases CDS to hedge the credit risk in Wholesale Banking's corporate lending portfolio. These CDS do not qualify for hedge accounting treatment and are measured at fair value with changes in fair value recognized in current period's earnings. The related loans are accounted for at amortized cost. Management believes that this asymmetry in the accounting treatment between CDS and loans would result in periodic profit and loss volatility which is not indicative of the economics of the corporate loan portfolio or the underlying business performance in Wholesale Banking. As a result, the CDS are accounted for on an accrual basis in Wholesale Banking and the gains and losses on the CDS, in excess of the accrued cost, are reported in the Corporate segment. Adjusted results exclude the gains and losses on the CDS in excess of the accrued cost.
11 This represents the negative impact of the scheduled reductions in the income tax rate on reduction of net future income tax assets.
12 The provision for insurance claims related to a court decision in Alberta. The Alberta government's legislation effectively capping minor injury insurance claims was challenged and held to be unconstitutional. While the government of Alberta has appealed the decision, the ultimate outcome remains uncertain. As a result, the Bank accrued an additional actuarial liability for potential losses in the first quarter of 2008.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 7

Reconciliation of Reported Earnings per Share (EPS) to Adjusted EPS[1]
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(Canadian dollars)	2009	2008	2008

Diluted - reported	$0.82	$1.22	$1.33
Items of note affecting income (as above)	0.52	(0.43)	0.12
Diluted - adjusted	$1.34	$0.79	$1.45
Basic - reported	$0.82	$1.23	$1.34

1 EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period. As a result, the sum of the quarterly EPS may not equal to year-to-date EPS.

Amortization of Intangibles, net of income taxes
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2009	2008	2008
Canada Trust	$40	$39	$21
TD Bank, N.A.	70	63	33
TD Ameritrade (included in equity in net income of an associated company)	15	17	16
Other	2	7	5
Amortization of intangibles, net of income taxes[1]	$127	$126	$75

1 Amortization of intangibles is included in the Corporate segment.

Economic Profit and Return on Invested Capital
The Bank utilizes economic profit as a tool to measure shareholder value creation. Economic profit is adjusted net income available to common shareholders less a charge for average invested capital. Average invested capital is equal to average common equity for the period plus the average cumulative after-tax goodwill and intangible assets amortized as of the reporting date. The rate used in the charge for capital is the equity cost of capital calculated using the capital asset pricing model. The charge represents an assumed minimum return required by common shareholders on the Bank’s invested capital. The Bank’s goal is to achieve positive and growing economic profit.
Return on invested capital (ROIC) is adjusted net income available to common shareholders divided by average invested capital. ROIC is a variation of the economic profit measure that is useful in comparison to the equity cost of capital. Both ROIC and the equity cost of capital are percentage rates, while economic profit is a dollar measure. When ROIC exceeds the equity cost of capital, economic profit is positive. The Bank’s goal is to maximize economic profit by achieving ROIC that exceeds the equity cost of capital.
Economic profit and ROIC are non-GAAP financial measures as these are not defined terms under GAAP. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and therefore, may not be comparable to similar terms used by other issuers.
The following table reconciles between the Bank’s economic profit, ROIC and net income available to common shareholders - adjusted. Adjusted results, items of note and related terms are discussed in the ”How the Bank Reports” section.

Reconciliation of Economic Profit, Return on Invested Capital and Net Income Available to Common Shareholders - adjusted
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2009	2008	2008
Average common equity	$33,559	$29,615	$21,221
Average cumulative goodwill/intangible assets amortized, net of income taxes	4,379	4,269	4,015
Average invested capital	$37,938	$33,884	$25,236
Rate charged for invested capital	10.0%	9.3%	9.3%
Charge for invested capital	$(956)	$(792)	$(590)
Net income available to common shareholders - reported	$683	$991	$962
Items of note impacting income, net of income taxes	437	(349)	90
Net income available to common shareholders - adjusted	$1,120	$642	$1,052
Economic profit (loss)	$164	$(150)	$462
Return on invested capital	11.7%	7.5%	16.6%

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 8

FINANCIAL RESULTS OVERVIEW

Performance Summary
An overview of the Bank’s performance on an adjusted basis for the first quarter of 2009 against the financial shareholder indicators included in the 2008 Annual Report is outlined below. Shareholder performance indicators help guide and benchmark the Bank’s accomplishments. For the purposes of this analysis, the Bank utilizes adjusted earnings, which excludes items of note from the reported results that are prepared in accordance with Canadian GAAP. Reported and adjusted results and items of note are explained under the “How the Bank Reports” section.
•
Adjusted diluted earnings per share decreased 8% from the first quarter last year, reflecting equity the Bank raised last year as well as the common shares the Bank issued in the Commerce acquisition. The Bank’s goal is 7 - 10% adjusted earnings per share growth over the longer term. In the current environment, meeting this goal will be challenging in the short and medium term.

•	Adjusted return on risk-weighted assets (RWA) was 2.1% compared with 2.9% in the first quarter last year.
•	For the twelve months ended January 31, 2009, the total shareholder return was (38.8%) which was below the peer average of (35.5%).

Net Income
Year-over-year comparison
Reported net income for the quarter was $712 million, a decrease of $258 million, or 27%, compared with the first quarter last year. Adjusted net income for the quarter was $1,149 million, an increase of $89 million or 8%. The increase in adjusted net income was due to higher earnings in U.S. Personal and Commercial Banking and Wholesale Banking, which was partially offset by lower earnings from the Canadian Personal and Commercial Banking, Wealth Management and Corporate segments. U.S. Personal and Commercial Banking adjusted net income increased, largely due to earnings from Commerce since its acquisition on March 31, 2008. Wholesale Banking net income increased, primarily due to strong interest rate and foreign exchange revenue, stronger equity trading and underwriting, and a recovery from the cancellation of a loan commitment; which was partially offset by net security losses and an increase in credit valuation adjustments. Canadian Personal and Commercial Banking net income decreased, primarily due to an increase in provision for credit losses, driven by higher bankruptcies and delinquencies, which was partially offset by growth in revenue. Wealth Management net income decreased, primarily due to market declines in mutual funds and the advice-based business asset levels, lower fee income and net interest margin compression. TD Ameritrade’s contribution to the Bank net income decreased due to lower underlying performance. The Corporate segment reported an increased net loss primarily due to the impact of securitization, hedging and treasury activities, costs associated with increased corporate financing activity and unfavourable tax items, which were partially offset by the benefit arising from the resolution of a lawsuit that was one of the “Winstar” cases dating from the U.S. savings and loan crisis of the 1980s.

Prior quarter comparison
Reported net income for the quarter decreased $302 million, or 30%, compared with the prior quarter. Adjusted net income for the quarter increased $484 million or 73%. The increase in adjusted net income was due to higher earnings in U.S. Personal and Commercial Banking and Wholesale Banking which was partially offset by lower earnings from the Canadian Personal and Commercial Banking and Wealth Management segments. U.S. Personal and Commercial Banking adjusted net income increased largely due to the translation effects of a weaker Canadian dollar. Wholesale Banking net income increased primarily due to strong interest rate and foreign exchange revenue, stronger capital markets activity and a recovery from the cancellation of a loan commitment; which was partially offset by net security losses and an increase in credit valuation adjustments. Canadian Personal and Commercial Banking net income decreased due to an increase in provision for credit losses, primarily driven by higher bankruptcies and delinquencies. Wealth Management net income decreased primarily due to market declines in mutual funds and advice-based business asset levels, lower fee income and net interest margin compression.

Net Interest Income
Year-over-year comparison
Net interest income for the quarter was $2,728 million, an increase of $940 million, or 53%, compared with the first quarter last year. The growth in net interest income was driven by the U.S. Personal and Commercial Banking, Wholesale Banking and Canadian Personal and Commercial Banking segments with partial offsets in the Wealth Management and Corporate segments. U.S. Personal and Commercial Banking net interest income increased, primarily due to inclusion of Commerce. Wholesale Banking net interest income increased, primarily due to higher trading-related net interest income. Canadian Personal and Commercial Banking net interest income increased, due to strong volume growth across most banking products, partially offset by a 16 basis points (bps) decline in margin on average earning assets to 2.82%. Wealth Management net interest income decreased, primarily due to net interest margin compression and lower margin loans.

Prior quarter comparison
Net interest income increased by $279 million, or 11%, compared with the prior quarter. The growth in net interest income was driven primarily by the U.S. Personal and Commercial Banking, Wholesale Banking and Canadian Personal and Commercial Banking segments with partial offsets in the Wealth Management and Corporate segments. U.S. Personal and Commercial Banking net interest income increased, primarily due to the translation effects of a weaker Canadian dollar, and partially offset by a 19 bps decline in margin on average earning assets due to the low interest rate environment. Wholesale Banking net interest income increased, primarily due to higher trading-related net interest income. Canadian Personal and Commercial Banking net interest income increased, primarily due to strong volume growth across most banking products, and partially offset by a 7 bps decline in margin on average earning assets. Wealth Management net interest income decreased primarily due to net interest margin compression.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 9

Other Income
Year-over-year comparison
Reported other income for the quarter was $1,422 million, a decrease of $394 million, or 22%, compared with the first quarter of last year. Adjusted other income for the first quarter was $1,722 million, a decrease of $69 million or 4%. The decrease in adjusted other income was driven by decreases in the Wholesale Banking and Wealth Management segments which were partially offset by increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, and Corporate segments. Wholesale Banking other income decreased, primarily due to net security losses in the equity investment portfolio. Wealth Management other income decreased, primarily due to market declines in mutual funds and advice-based business asset levels. Canadian Personal and Commecial Banking other income increased, largely driven by higher insurance revenue and fee income. U.S. Personal and Commercial Banking other income increased, primarily due to the Commerce acquisition. Included in the Corporate segment adjusted other income was the Winstar litigation gain of $62 million before tax ($42 million after tax).

Prior quarter comparison
Reported other income increased $231 million, or 19%, compared with the prior quarter. Adjusted other income increased $767 million, or 80%. The increase in adjusted other income was due to increases in the Canadian Personal and Commercial Banking, U.S. Personal and Commercial Banking, Wholesale Banking and Corporate segments, which were slightly offset by a decrease in Wealth Management. Canadian Personal and Commercial Banking other income increased, primarily due to increases in insurance revenue and fee income. U.S. Personal and Commercial Banking other income increased, primarily due to the translation effects of a weaker Canadian dollar. Wholesale Banking other income increased due to lower credit trading losses and higher trading revenue, primarily in equity trading, and equity underwriting revenue. Included in the Corporate segment adjusted other income was the Winstar litigation gain. Wealth Management other income decreased, primarily due to market declines in mutual funds and advice-based business asset levels and lower fee income.

Provision for Credit Losses
Year-over-year comparison
During the quarter, the Bank recorded a provision for credit losses of $537 million, an increase of $282 million compared with the first quarter last year. The increase was primarily due to higher provisions in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking, and an increase of $80 million in general allowance for credit losses related to the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments.

Prior quarter comparison
Provision for credit losses for the first quarter was up $249 million from $288 million in the prior quarter. The increase was primarily due to higher provisions in the Canadian Personal and Commercial Banking, Wholesale Banking and U.S. Personal and Commercial Banking segments, and an increase of $80 million in general allowance for credit losses related to the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments.

Provision for Credit Losses
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2009	2008	2008
Net new specifics (net of reversals)	$386	$287	$267
Recoveries	(24)	(29)	(32)
Provision for credit losses - specifics	362	258	235
Change in general allowance for credit losses
VFC	21	18	15
U.S. Personal and Commercial Banking	74	12	4
Canadian Personal and Commercial Banking and Wholesale Banking	80	-	-
Other	-	-	1
Total	$537	$288	$255

Non-Interest Expenses and Efficiency Ratio
Year-over-year comparison
Reported non-interest expenses for the quarter were $3,020 million, an increase of $792 million, or 36%, compared with the first quarter last year. Adjusted non-interest expenses of $2,741 million, increased $634 million, or 30%. The increase in adjusted non-interest expense was driven by growth in U.S. Personal and Commercial Banking, Canadian Personal and Commercial Banking, Wealth Management and Wholesale Banking. U.S. Personal and Commercial Banking adjusted non-interest expenses increased, primarily due to the inclusion of Commerce. Canadian Personal and Commercial Banking non-interest expenses increased due to higher employee compensation. Wealth Management non-interest expenses increased, primarily due to the continued investment in growing the number of client-facing advisors. Wholesale Banking non-interest expenses increased, primarily due to higher severance costs, higher variable compensation on stronger results, and investments in risk and control initiatives.
The reported efficiency ratio was 72.8%, compared with 61.8% in the first quarter last year. The adjusted efficiency ratio was 61.6%, compared with 58.9% in the same period last year.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 10

Prior quarter comparison
Reported non-interest expenses increased $653 million, or 28%, compared with the prior quarter. Adjusted non-interest expenses increased $109 million or 4%. The increase in adjusted non-interest expense was primarily a result of higher expenses in U.S. Personal and Commercial Banking, and Wholesale Banking, which were partially offset by lower expenses in Canadian Personal and Commercial Banking, and Wealth Management. U.S. Personal and Commercial Banking adjusted non-interest expenses increased, primarily due to the translation effects of a weaker Canadian dollar. Wholesale Banking non-interest expenses increased, due to higher variable compensation reflecting stronger results. Canadian Personal and Commercial Banking non-interest expenses decreased, mainly due to seasonal business-related costs and provisions related to the Truncation and Electronic Cheque Presentment (TECP) initiative that were incurred in the previous quarter. Wealth Management non-interest expenses decreased, primarily due to lower variable compensation.
The reported efficiency ratio was 72.8%, compared with 65.0% in the prior quarter. The adjusted efficiency ratio was 61.6% compared with 77.3% in the prior quarter. The improvement in adjusted efficiency ratio was largely due to the significant revenue increase, driven by results in Wholesale Banking.

Taxes
As discussed in the “How the Bank Reports” section, the Bank adjusts its reported results to assess each of its businesses and to measure overall Bank performance. As such, the provision for income taxes is stated on a reported and an adjusted basis.
The Bank’s reported effective tax rate was (9.8)% for the first quarter, compared with 21.0% in the same quarter last year and 2.0% in the prior quarter. The negative reported effective tax rate in the current quarter was primarily caused by a significant decrease in reported net income before taxes, an increase in tax exempt income, a decrease of the effective tax rate on international operations and a decrease of U.S. withholding tax on cross-border interest payments.

Taxes
	For the three months ended
(millions of Canadian dollars)	Jan. 31 2009		Oct. 31 2008		Jan. 31 2008
Income taxes at Canadian statutory income tax rate	$189	31.8%	$323	32.7%	$367	32.8%
Increase (decrease) resulting from:
Dividends received	(132)	(22.3)	(87)	(8.8)	(87)	(7.7)
Rate differentials on international operations	(134)	(22.5)	(178)	(18.0)	(84)	(7.5)
Other - net	19	3.2	(38)	(3.9)	39	3.4
(Recovery of) provision for income taxes and effective income tax rate - reported	$(58)	(9.8)%	$20	2.0%	$235	21.0%

The Bank’s adjusted effective tax rate was 14.3% for the quarter, compared with 22.3% in the same quarter last year and (24.0)% in the prior quarter.

Reconciliation of Non-GAAP Provision for (Recovery of) Income Taxes
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
	2009	2008	2008
(Recovery of) provision for income taxes - reported	$(58)	$20	$235
Increase (decrease) resulting from items of note:
Amortization of intangibles	61	63	63
Reversal of Enron litigation reserve	-	(154)	-
Change in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	113	(23)	-
Restructuring and integration charges relating to the Commerce acquisition	39	15	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(1)	(37)	(13)
Other tax items	-	-	(20)
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	25	-	-
Provision for insurance claims	-	-	10
Tax effect - items of note	237	(136)	40
Provision for (recovery of) income taxes - adjusted	$179	$(116)	$275
Effective income tax rate - adjusted[1]	14.3%	(24.0)%	22.3%
1 Adjusted effective income tax rate is adjusted provisions for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 11

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank’s operations and activities are organized around four key business segments operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. The Bank’s other activities are grouped into the Corporate segment. Effective the third quarter of 2008, U.S. insurance and credit card businesses were transferred to the Canadian Personal and Commercial Banking segment, and the U.S. Wealth Management businesses to the Wealth Management segment for management reporting purposes to align with how these businesses are now being managed on a North American basis. Prior periods have not been reclassified as the impact was not material.
Results of each business segment reflect revenue, expenses, assets and liabilities generated by the business in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results where applicable, and for those segments the Bank notes that the measure is adjusted. Amortization of intangible expense is included in the Corporate segment. Accordingly, net income for the operating business segments is presented before amortization of intangibles, as well as any other items of note not attributed to the operating segments. For further details, see the “How the Bank Reports” section, the “Business Focus” section in the 2008 Annual Report and Note 30 to the 2008 Consolidated Financial Statements. For information concerning the Bank’s measures of economic profit and return on invested capital, which are non-GAAP financial measures, see page 7. Segmented information also appears in Note 14.
Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB adjustment reflected in the Wholesale Banking segment is eliminated in the Corporate segment. The TEB adjustment for the quarter was $185 million, compared with $135 million in the first quarter last year, and $142 million in the prior quarter.
The Bank securitizes retail loans and receivables and records a gain or loss on sale, including the setup of an asset related to the retained interests. Credit losses incurred on retained interests subsequent to securitization are recorded as a charge to other income in the Bank's consolidated financial statements. For segment reporting, the provision for credit loss related to securitized volumes is included in the Canadian Personal and Commercial Banking segment but is reversed in the Corporate segment and reclassified as a charge to other income to comply with GAAP.

Canadian Personal and Commercial Banking
Canadian Personal and Commercial Banking net income for the quarter was $584 million, a decrease of $14 million, or 2%, compared with the first quarter last year, and a decrease of $16 million, or 3%, compared with the prior quarter. The annualized return on invested capital for the quarter was 27%, compared with 29% in both the first quarter last year and the prior quarter.
Revenue grew by $145 million, or 7%, compared with the first quarter last year, primarily due to volume growth across most banking products, particularly in real-estate secured lending, and in personal and business deposits. Furthermore, in the third quarter of 2008, U.S. insurance and credit card businesses were transferred from the U.S. Personal and Commercial Banking segment also contributing to the growth. Revenue increased by $9 million compared with the prior quarter mainly due to volume growth in real-estate secured lending and deposits. Margin on average earning assets decreased by 16 bps from 2.98% to 2.82% compared with the first quarter last year due to higher funding costs, price competition in high-yield savings and term deposits, and customer preference towards lower margin products. Margin on average earning assets decreased 7 bps compared with the prior quarter.
Compared with the first quarter last year, real-estate secured lending volume (including securitizations) grew by $16.1 billion or 11.0%; consumer loan volume grew by $1.8 billion or 10.6%; and personal deposit volume grew by $17.0 billion or 16.3%. Business deposits volume increased by $6.4 billion, or 15.7%, and business loans and acceptances volume grew by $2.9 billion or 13.9%. Gross originated insurance premiums grew by $49 million or 9%. As at November 2008, personal deposit market share was 21% and personal lending market share was 20%. Small business lending (credit limits of less than $500,000) market share as at September 30, 2008 was 17%.
Provision for credit losses (PCL) for the quarter was $266 million, which increased by $94 million, or 55%, compared with the first quarter last year. Personal banking PCL of $245 million was $79 million higher than the first quarter last year, primarily due to higher credit card and unsecured line of credit provisions. Business banking PCL was $21 million for the quarter, compared with $6 million in the first quarter last year. Annualized PCL as a percentage of credit volume was 0.49%, an increase of 13 bps, compared with the first quarter last year. PCL increased by $57 million, or 27%, compared with the prior quarter. Personal banking provisions increased $47 million, or 24%, compared with the prior quarter primarily due to higher bankrupticies and delinquencies. Business banking provisions increased by $10 million, compared with the prior quarter.
Non-interest expenses increased by $90 million, or 8%, compared with the first quarter last year. Primary drivers of the expense growth were higher employee compensation, higher litigation charges and the inclusion of the U.S. businesses. Non-interest expenses decreased by $16 million, or 1%, compared with the prior quarter, mainly due to seasonal business-related costs and provisions related to the TECP initiative that were incurred in 2008. The average full time equivalent (FTE) staffing levels increased by 728, or 2%, compared with the first quarter last year, and 67, or 0.2%, compared with the prior quarter. The efficiency ratio for the current quarter was 51.8%, compared with 51.0% in the first quarter last year and 52.7% in the prior quarter.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 12

Business activity continues to be vulnerable to economic pressures and volatility in the markets. The outlook is for revenue growth to moderate in 2009 as volume growth slows in both deposits and loans. Revenue growth should benefit from our leadership position in branch hours and continued new branch and marketing investments, as well as improved customer cross-sell and productivity improvements. PCL rates are expected to reflect worsening conditions in the Canadian economy. We anticipate that expense growth will be slightly higher relative to last year due to continued investments in new branches and higher employee compensation and benefit costs.

Wealth Management
Wealth Management net income for the first quarter was $152 million, a decrease of $64 million, or 30%, compared with the first quarter last year, and a decrease of $18 million, or 11%, compared with the prior quarter. The annualized return on invested capital for the quarter was 13% which decreased by 10% compared with the first quarter last year and decreased by 3% when compared with the prior quarter. Net income in Global Wealth Management (excluding TD Ameritrade) was $75 million, a decrease of $53 million, or 41%, compared with the first quarter last year, and a decrease of $35 million, or 32%, compared with the prior quarter. The decrease was driven by market declines in assets under management and assets under administration in mutual funds and advice-based businesses, lower average fees earned in mutual funds and net interest margin compression. Results also included a provision related to an indirect exposure to one or more accounts managed by Bernard L. Madoff Investment Securities, LLC (Madoff funds) which was not material. This was partially offset by continued strength in trading volumes in our online brokerage business. The Bank’s reported investment in TD Ameritrade generated net income of $77 million, a decrease of $11 million, or 13%, compared with the first quarter last year and an increase of $17 million, or 28%, compared with the prior quarter. TD Ameritrade experienced record average trades per day and continued asset growth, despite the difficult market environment. For its first quarter ended December 31, 2008, TD Ameritrade delivered net income of US$184 million, down 23% from the same period last year and 7% above the prior quarter.
Revenue for the quarter was $528 million, which decreased by $42 million, or 7%, compared with the first quarter last year. The decrease was primarily due to lower revenues in mutual funds and advice-based businesses driven by lower assets under management and assets under administration and lower average fees, lower revenue due to net interest margin compression and lower margin loans. This was partially offset by strong trading volumes in our online brokerage business and the inclusion of U.S. Wealth Management businesses. Revenue decreased by $63 million, or 11%, compared with the prior quarter, primarily due to lower average fees in mutual funds, lower trading volumes in online brokerage and net interest margin compression.
Expenses for the quarter were $419 million, which represented an increase of $40 million, or 11%, compared with the first quarter last year, primarily due to the inclusion of U.S. Wealth Management businesses, the continued investment in growing client-facing advisors and a provision related to an indirect exposure to one or more Madoff funds. Compared with the previous quarter, expenses decreased by $9 million, or 2%, primarily due to lower variable compensation and prudent expense management.
Assets under management of $170 billion at January 31, 2009 stayed flat from October 31, 2008, as the addition of net new client assets was offset by market declines. Assets under administration of $163 billion decreased by $10 billion, or 6%, from October 31, 2008, driven by market declines partially offset by the addition of net new client assets.
We anticipate that current capital market and economic challenges will continue to impact our results over the next few quarters. However, client engagement remains strong as evidenced by growth in new accounts and net new client assets. We will continue to manage expenses prudently while continuing our focused investment in client-facing advisors, products and technology to ensure future business growth.

Wealth Management
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2009	2008	2008
Global Wealth[1]	$75	$110	$128
TD Ameritrade	77	60	88
Net income	$152	$170	$216

1 Effective the third quarter of 2008, the Bank transferred the U.S. Wealth Management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

TD AMERITRADE HOLDING CORPORATION
On January 24, 2009, the limit on the Bank’s ownership of TD AMERITRADE Holding Corporation (TD Ameritrade) increased from 39.9% to 45%. On February 5, 2009, the Bank amended its hedging agreement with Lillooet Limited (Lillooet) to provide for physical settlement. In accordance with the terms of the amended hedging arrangement, 27 million shares will be delivered on the settlement date on or about March 2, 2009, at the hedged cost to the Bank of approximately US$515 million.
As Lillooet is consolidated in the Bank’s consolidated financial statements, the Bank expects the replacement of the amended hedging arrangement with the approximately 5% increase in direct ownership to have no material impact on the Bank.
As at January 31, 2009, the Bank’s reported investment in TD Ameritrade, including through the consolidation of Lillooet, was 44.9% of the issued and outstanding shares of TD Ameritrade.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 13

The condensed financial statements of TD AMERITRADE Holding Corporation, based on its consolidated financial statements filed with the SEC, are provided as follows:

Condensed Consolidated Balance Sheet
		As at
(millions of U.S. dollars)	Dec. 31, 2008	Sep. 30, 2008
Assets
Receivable from brokers, dealers and clearing organizations	$1,857	$4,177
Receivable from clients, net of allowance for doubtful accounts	4,032	6,934
Other assets	6,606	4,841
Total assets	12,495	15,952
Liabilities
Payable to brokers, dealers and clearing organizations	2,221	5,770
Payable to clients	5,075	5,071
Other liabilities	2,121	2,186
Total liabilities	9,417	13,027
Stockholders' equity	$3,078	$2,925
Total liabilities and stockholders' equity	$12,495	$15,952

Condensed Consolidated Statement of Income
	For the three months ended
(millions of U.S. dollars, except per share amounts)	Dec. 31, 2008	Dec. 31, 2007
Revenues
Net interest revenue	$85	$149
Fee-based and other revenue	526	493
Total revenue	611	642
Expenses
Employee compensation and benefits	117	106
Other	194	180
Total expenses	311	286
Other income	-	1
Pre-tax income	300	357
Provision for income taxes	116	116
Net income[1]	$184	$241
Earnings per share - basic	$0.31	$0.40
Earning per share - diluted	$0.31	$0.40

1 The Bank’s equity share of net income of TD Ameritrade is subject to adjustments relating to amortization of intangibles.

U.S. Personal and Commercial Banking
U.S. Personal and Commercial Banking reported net income for the first quarter was $240 million, an increase of $113 million, or 89%, compared with the first quarter last year, and a decrease of $11 million, or 4%, compared with the prior quarter. Excluding items of note primarily related to restructuring and integration charges, adjusted net income for the first quarter was $307 million, an increase of $180 million, or 142%, compared with the first quarter last year, and an increase of $31 million, or 11%, compared with the prior quarter. Much of the increase over the first quarter last year related to the earnings from Commerce since its acquisition on March 31, 2008. The annualized return on invested capital for the quarter was 6%, which was consistent with the first quarter last year and the prior quarter.
Revenue grew by $742 million, or 164%, compared with the first quarter last year, principally due to the Commerce acquisition and the translation effect of a weaker Canadian dollar. Revenue increased by $150 million, or 14%, over the prior quarter, primarily due to the translation effect of a weaker Canadian dollar; in U.S. dollar terms, revenues declined 2%. The margin on average earning assets of 3.62% declined by 26 bps from the first quarter last year and declined by 19 bps from the prior quarter. The declines were primarily due to the impact of the lower interest rate environment on deposit margins. In U.S. dollar terms, both average loans and deposits grew by 4% over the prior quarter. The segment’s available-for-sale securities portfolio totalled approximately $42 billion (US$34.4 billion) for the first quarter, including a net unrealized loss of approximately $2.2 billion after tax (US$1.8 billion). A significant amount of this unrealized loss is attributed to the current lack of liquidity in financial markets, and we continue to monitor our position as market conditions change and update our valuation models as new data becomes available.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 14

Provision for credit losses (PCL) for the quarter was $139 million, which increased by $113 million, or 435%, compared with the first quarter last year and increased by $61 million, or 78%, over the prior quarter. The PCL increases were largely due to higher levels of impaired loans, increased loans outstanding as a result of the Commerce acquisition, continued weakness in the real estate market and the recession in the U.S. Net impaired loans totalled $565 million, an increase of $380 million, or 205%, over the first quarter of last year and an increase of $231 million, or 69%, from the prior quarter. The increase was largely due to impaired loans of Commerce at the time of acquisition and net new formations resulting from continued weakness in the real estate markets and the recession in the U.S. Net impaired loans as a percentage of total loans and leases were 0.92%, compared with 0.72% as at the end of the first quarter last year and 0.65% at the end of the prior quarter.
Non-interest expenses increased by $563 million, or 237%, compared with the first quarter last year and $152 million, or 23%, compared with the prior quarter. Primary drivers of the expense growth were the acquired Commerce franchise and related increased restructuring and integration charges and a weaker Canadian dollar. In U.S. dollar terms and excluding restructuring and integration charges, non-interest expenses were 2% lower than the prior quarter. While staffing levels were significantly higher than in the first quarter of last year due to the Commerce acquisition, the FTE staffing level declined by approximately 4% since the acquisition of Commerce primarily due to staff reductions related to integration efforts and branch consolidations. The reported efficiency ratio for the current quarter was 67.1%, compared with 52.7% in the first quarter last year and 62.2% in the prior quarter. Excluding restructuring and integration charges, the efficiency ratio for the current quarter was 58.2%, compared with 52.7% in the first quarter last year and 58.3% in the prior quarter.
The banking environment in the U.S. is expected to remain challenging, and there remains uncertainty as to the continuing effects of the ongoing market issues related to the deepening recession in the U.S. We expect that the weak economy and markets will continue to affect PCL and deposit spreads negatively; however, a weaker Canadian dollar, attainment of synergies and strong loan growth should help offset the negative factors.

Wholesale Banking
Wholesale Banking reported net income for the quarter of $265 million, an increase of $102 million, compared with the first quarter of last year, and an increase of $493 million compared with the prior quarter. The increase in net income was primarily driven by strong interest rate and foreign exchange revenue and an increase in client activity. Results in the quarter were also impacted by net security losses in the equity investment portfolio and an increase in credit valuation adjustments, partially offset by a recovery from the cancellation of a loan commitment. The annualized return on invested capital was 22% in the current quarter, compared with 21% in the first quarter of last year and (21)% in the prior quarter.
Wholesale Banking revenue was derived primarily from capital markets, investing and corporate lending activities. Revenue for the quarter was $839 million, compared with $608 million in the first quarter last year and $(114) million in the prior quarter. Capital markets revenue increased from the first quarter last year primarily due to strong interest rate and foreign exchange revenue, recovery from the cancellation of a loan commitment, higher equity trading and underwriting revenue, partially offset by an increase in credit valuation adjustments and losses in credit trading. Strong interest rate and foreign exchange trading results were mainly driven by an increase in client activity and good trading results. Equity trading revenue increased primarily due to higher client-related transaction revenues and better trading results. Equity underwriting revenue increased on higher corporate equity new issue activity. Effective August 1, 2008, Wholesale Banking reclassified certain debt securities in its credit trading business from trading to available-for-sale (AFS). The AFS portfolio also provided a positive contribution driven by net interest revenue, partially offset by hedge cost. The portfolio had securities losses of $51 million related to other-than-temporary impairment of bonds, almost fully offset by gains on credit protection held. The bonds in the portfolio remain largely credit protected. Credit trading losses in the current quarter reflected continued dislocation in the credit markets, including divergence in the pricing relationship between assets and credit default swaps (CDS). Capital markets revenue increased from the previous quarter, primarily due to very strong interest rates and foreign exchange trading revenue, higher client-driven equity transaction revenues and lower credit trading losses. Credit trading losses declined significantly from the prior quarter, which was impacted by a dramatic decline in global market liquidity. The equity investment portfolio posted significant net security losses during the quarter, driven by sizeable declines in North American equity markets. The equity investment portfolio generated net security gains in the same quarter last year as well as in the prior quarter. Corporate lending revenues decreased compared with the first quarter last year and with the prior quarter, primarily due to an increase in funding costs.
Provision for credit losses (PCL) is composed of allowances for credit losses and accrual costs for credit protection. PCL was $66 million in the quarter, compared with $56 million in the first quarter of last year and $10 million in the prior quarter. The provision for the quarter included specific allowances of $56 million related to credit exposures in the corporate lending and merchant banking portfolios as well as the cost of credit protection. The first quarter last year included specific provision of $43 million related to two credit exposures in the merchant banking portfolio and the provision for the prior quarter related to the cost of credit protection. Wholesale Banking continues to proactively manage the credit risk in the Corporate Loan portfolio and currently holds $2.4 billion in notional CDS protection.
Expenses for the quarter were $388 million, an increase of $67 million, or 21%, compared with the first quarter of last year due primarily to higher severance, higher variable compensation on stronger results, and investment in risk and control initiatives. Expenses increased $82 million, or 27%, from the prior quarter primarily due to higher variable compensation reflecting stronger results.
Overall, Wholesale Banking had a good quarter. During the quarter, Wholesale Banking made good progress in realigning its strategy for credit trading to a North American focused business including reducing trading positions outside North America. Wholesale Banking also announced the strategic decision to rationalize its Asia-Pacific operations and centralize operations in Singapore. We expect the operating environment to remain volatile and challenging for the remainder of 2009 which may lead to lower trading revenues, lower capital market activity, additional PCL, and further investment security write-downs. Key priorities for 2009 include: solidifying our position as a top-three dealer in Canada, maintaining close alignment of trading strategies with franchise businesses and completing the repositioning of the credit trading business.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 15

Corporate
Corporate segment’s reported net loss for the quarter was $529 million, compared with a reported net loss of $134 million in the first quarter last year and a reported net income of $221 million in the prior quarter. The adjusted net loss for the quarter was $159 million or an increase in net loss of $115 million compared with the first quarter last year and an increase in net loss of $6 million from the previous quarter. Compared with the first quarter last year, the higher adjusted net loss was driven by the impact of securitization, hedging and treasury activities, costs associated with increased corporate financing activity and unfavourable tax items that were partially offset by the benefit from the Winstar litigation gain. Compared with the previous quarter, the adjusted net loss was slightly higher. A lower net securitization loss, the Winstar litigation gain and a decrease in unallocated corporate expenses in the current quarter were more than offset by unfavourable tax items, hedging and treasury activities and costs associated with increased corporate financing activity.
The difference between reported and adjusted net loss for the Corporate segment was due to items of note as outlined below. These items are described more fully on page 6.

	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2009	2008	2008
Corporate segment net (loss) income - reported	$(529)	$221	$(134)
Items of note affecting net income, net of income taxes:
Amortization of intangibles	127	126	75
Reversal of Enron litigation reserve	-	(323)	-
Change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio	200	(118)	-
Change in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(12)	(59)	(25)
Other tax items	-	-	20
Provision for insurance claims	-	-	20
General allowance increase in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	55	-	-
Total items of note	370	(374)	90
Corporate segment net loss - adjusted	$(159)	$(153)	$(44)

Decomposition of items included in net (loss) income - adjusted
Net securitization	(33)	(49)	(13)
Unallocated Corporate expenses	(60)	(83)	(65)
Other	(66)	(21)	34
Corporate segment net loss - adjusted	$(159)	$(153)	$(44)

BALANCE SHEET REVIEW

Total assets of the Bank were $585 billion as at January 31, 2009, $22 billion, or 4%, higher than at October 31, 2008. The net increase was composed primarily of an $11 billion increase in securities, a $7 billion increase in loans (net of allowance for credit losses), an $8 billion increase in other assets and a $6 billion decrease in securities purchased under reverse repurchase agreements in U.S. Personal and Commercial Banking. Overall, the translation effects of a weaker Canadian dollar impacted total assets across all major categories by approximately $15 billion.

Securities increased largely due to a $9 billion increase in available-for-sale securities, of which approximately $3 billion was related to the translation effects of a weaker Canadian dollar.

Loans (net of allowances for credit losses) increase of $7 billion was primarily due to a $4 billion increase in consumer instalment and other personal loans, due to volume growth in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking; an $8 billion increase in Wholesale Banking and U.S. Personal and Commercial Banking business and government loan volumes; slightly offset by a $5 billion decrease in residential mortgages in Canadian Personal and Commercial Banking due to an increase in securitization activity. Overall, the translation effects of a weaker Canadian dollar impacted total loans by approximately $7 billion.

Other assets increase of $8 billion was primarily attributable to approximately $3 billion due to the translation effects of a weaker Canadian dollar, which includes a $2 billion increase in goodwill primarily due to foreign exchange adjustment related to the acquisition of Commerce; and a $4 billion increase in the market value of derivatives in U.S. Personal and Commercial Banking and Wholesale Banking.

Total liabilities of the Bank were $547 billion as at January 31, 2009, $16 billion, or 3%, higher than at October 31, 2008. The net increase was composed primarily of a $27 billion increase in total deposits and an $11 billion decrease in other liabilities.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 16

Deposits were $402 billion as at January 31, 2009, $27 billion, or 7%, higher than at October 31, 2008 primarily due to a $15 billion increase in personal deposits driven by a volume increase in Canadian Personal and Commercial Banking and U.S. Personal and Commercial Banking; a $5 billion increase in business and government deposits, primarily driven by increases in Canadian Personal and Commercial Banking volumes which were offset by decreases in Wholesale Banking volumes; a $2 billion decrease in bank deposits, driven by volume decreases across most segments; and a $9 billion increase in Wholesale Banking trading deposits. Overall, the translation effects of a weaker Canadian dollar impacted total deposits by approximately $12 billion.

Other liabilities decreased $11 billion, or 8%, from the prior quarter largely due to a $4 billion decrease in obligations related to securities sold short, and a $12 billion decrease in obligations related to securities sold under repurchase agreements in Wholesale banking, partially offset by a $5 billion increase in Wholesale Banking derivatives due to volatility in currency and interest rate markets.

Common shares and preferred shares increased during the quarter, primarily due to the share issuances of $1.4 billion and $0.9 billion, respectively.

CREDIT PORTFOLIO QUALITY

Gross impaired loans were $1,543 million at January 31, 2009, $386 million higher than at October 31, 2008, largely attributable to a $259 million increase in U.S. Personal and Commercial Banking (of which approximately $98 million was the foreign exchange effect), a $79 million increase in personal impaired loans in Canadian Personal and Commercial Banking, and a $51 million increase in the Wholesale Banking segment.
Net impaired loans as at January 31, 2009, after deducting specific allowances, totalled $1,157 million, compared with $805 million as at October 31, 2008.
The total allowance for credit losses of $1,783 million as at January 31, 2009 comprised total specific allowances of $386 million and a general allowance of $1,397 million. Specific allowances increased by $34 million from October 31, 2008. The general allowance for credit losses as at January 31, 2009 was up by $213 million, compared with October 31, 2008, mainly due to an $80 million increase in the general allowance for the Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking segments, a $74 million increase in general allowance related to the U.S. Personal and Commercial Banking segment and the effect of foreign exchange. The Bank establishes general allowances to recognize losses that management estimates to have occurred in the portfolio at the balance sheet date for loans or credits not yet specifically identified as impaired.

Changes in Gross Impaired Loans and Acceptances[1]
	For the three months ended
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2009	2008	2008
Balance at beginning of period	$1,157	$1,001	$569
Additions	990	616	659
Return to performing status, repaid or sold	(297)	(243)	(197)
Write-offs	(373)	(247)	(212)
Foreign exchange and other adjustments	66	30	(1)
Balance at end of period	$1,543	$1,157	$818

Allowance for Credit Losses[1]
	As at
	Jan. 31	Oct. 31	Jan. 31
(millions of Canadian dollars)	2009	2008	2008
Specific allowance	$386	$352	$264
General allowance	1,397	1,184	1,098
Total allowance for credit losses	$1,783	$1,536	$1,362

Impaired loans net of specific allowance	$1,157	$805	$554
Net impaired loans as a percentage of net loans	0.5%	0.3%	0.3%
Provision for credit losses as a percentage of net average loans	0.90%	0.49%	0.54%

1 Certain comparative amounts have been restated to conform to the presentation adopted in the current period.

Non-prime Loans
As at January 31, 2009, the Bank's wholly-owned subsidiary, VFC Inc., had approximately $1.3 billion (October 31, 2008: $1.2 billion) gross exposure to non-prime loans which mainly consist of automotive loans originated in Canada. The credit loss rate, defined as the average provision for credit losses divided by the average month-end loan balance, which is an indicator of credit quality, is approximately 7% (October 31, 2008: approximately 6%) on an annual basis. The portfolio continues to perform as expected. These loans are recorded at amortized cost.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 17

SECURITIES PORTFOLIO
Exposure to Non-agency Collateralized Mortgage Obligation (CMO)
As at January 31, 2009, the amortized cost of the non-agency CMOs held by the Bank was $10.5 billion (October 31, 2008 - $9.3 billion). These securities are collateralized primarily by Alt-A and Prime Jumbo mortgages most of which are pre-payable fixed-rate mortgages without rate reset features. These securities are mostly investment grade with ratings of BBB and above. At the acquisition date, this portfolio was recorded at fair value and classified as available-for-sale. The fair value at acquisition became the new cost basis for these securities. See Note 31 to the 2008 Consolidated Financial Statements for more details. The results of Commerce are reported on a one month lag basis, therefore, the December 31, 2008 balance sheet values of Commerce assets and liabilities are recorded in the Bank’s Interim Consolidated Balance Sheet as at January 31, 2009.
At the time of the acquisition and at the end of third quarter of 2008, the CMO portfolio was recognized at fair value using broker quotes. The liquidity in the market for these securities has decreased since then, and the market has become inactive. The trading volume for these securities has declined significantly relative to historical levels. There has been a significant widening of the bid-ask spread and there are only a small number of bidders for these securities in the market. Determination of whether a market is inactive requires judgement, and the above factors are indicators of an inactive market. In current markets, the broker quotes cannot be considered as a primary source of valuation. In the fourth quarter of 2008 and the first quarter of 2009, the Bank fair valued these securities using a valuation technique which maximizes the use of observable inputs including broker quotes. The valuation technique uses assumptions a market participant would use in valuing these securities. The valuation technique uses various data points that are observable in the market such as change in the spread on similar assets and the Bank’s cost of funds and broker quotes.
The fair value of the portfolio as at December 31, 2008 was US$7.1 billion ($8.7 billion) and has declined in January 2009 to US$7.0 billion ($8.6 billion). The decline in fair value of the non-agency CMO portfolio was not considered to be an other-than-temporary impairment and therefore, an impairment loss was not recognized. Determination of whether an other-than-temporary impairment exists requires judgement. The decline in the fair value of these securities subsequent to acquisition was mainly due to the current liquidity crisis in the market. An other-than-temporary impairment is recognized for these securities when the fair value is significantly below the cost for a prolonged period of time with no expectation of recovery by maturity. The Bank continues to validate its view on the expected credit loss by assessing the inputs such as the projected default rate, the loss given default rate and housing price decline used in the determination of the expected credit loss. The Bank’s view on the expected credit loss on these securities determined on acquisition has not changed. The following table discloses the fair value of the securities by vintage year:

Non-agency Alt-A and Prime Jumbo CMO Securities by Vintage Year
(Table reflects January 31, 2009 numbers and is not based on one month lag reporting basis)

	As at Jan. 31, 2009
		Alt-A		Prime Jumbo		Total
(millions of U.S. dollars)	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$415	$356	$759	$656	$1,174	$1,012
2004	741	606	946	827	1,687	1,433
2005	959	733	1,999	1,653	2,958	2,386
2006	545	409	813	644	1,358	1,053
2007	810	636	579	471	1,389	1,107
Total securities	$3,470	$2,740	$5,096	$4,251	$8,566	$6,991

(Table reflects October 31, 2008 numbers and is not based on one month lag reporting basis)
	As at Oct. 31, 2008
		Alt-A		Prime Jumbo		Total
(millions of U.S. dollars)	Amortized Cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
2003	$423	$360	$775	$664	$1,198	$1,024
2004	759	626	972	850	1,731	1,476
2005	979	787	2,031	1,711	3,010	2,498
2006	549	429	819	656	1,368	1,085
2007	818	644	587	478	1,405	1,122
Total securities	$3,528	$2,846	$5,184	$4,359	$8,712	$7,205

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 18

CAPITAL POSITION

The Bank’s capital ratios are calculated using the guidelines of the Office of the Superintendent of Financial Institutions Canada (OSFI). Effective November 1, 2007, the Bank began calculating its regulatory capital under the capital adequacy rules issued by OSFI, which are based under the “International Convergence on Capital Measurement and Capital Standard - A Revised Framework” (Basel II). The top corporate entity to which Basel II applies at the consolidated level is The Toronto-Dominion Bank.
  Under Basel II, risk-weighted assets (RWA) are calculated for each of credit risk, market risk and operational risk. The Bank’s RWA were as follows:

Risk-weighted Assets
(millions of Canadian dollars)	As at Jan. 31, 2009	As at Oct. 31, 2008
Risk-weighted assets (RWA) for:
Credit risk	$176,917	$177,552
Market risk	10,176	9,644
Operational risk	24,622	24,554
Total RWA	$211,715	$211,750

OSFI's target Tier 1 and Total capital ratios for Canadian banks are 7% and 10%, respectively. As at October 31, 2008, the Bank’s Tier 1 capital ratio was 9.8%. Effective November 1, 2008, substantial investments held prior to January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital. The Tier 1 capital ratio, as of November 1, 2008, taking into effect this change was 8.3%. As of January 31, 2009, the Bank’s Tier 1 capital ratio was 10.1%. The increase was largely due to various capital issuances, including common shares, preferred shares and innovative Tier 1 capital securities. The Total capital ratio was 13.6% as at January 31, 2009 compared to 12.0% at year-end. The increase was largely due to the capital issuances.
The Bank continues to hold sufficient capital levels to ensure that flexibility is maintained to grow operations, both organically and through strategic acquisitions. The strong capital ratios are the result of the Bank’s internal capital generation, management of the balance sheet and periodic issuance of capital securities.
During the quarter, the Bank issued 35 million common shares for gross proceeds of $1,380 million which qualify as Tier 1 regulatory capital. Also during the quarter, the Bank issued $220 million of its 5-Year Rate Reset Preferred Shares, Series AC, $300 million of its 5-Year Rate Reset Preferred Shares, Series AE and $375 million of its 5-Year Rate Reset Preferred Shares, Series AG. On January 26, 2009, a subsidiary of the Bank, TD Capital Trust IV issued $1,000 million of TD Capital Trust IV Notes, of which $897 million is included in Tier 1 capital and $103 million in Tier 2B capital. For further details of equity issues/repurchases, see Notes 5, 6 and 8 to the Interim Consolidated Financial Statements. For further details of regulatory capital, see Note 9 to the Interim Consolidated Financial Statements.

MANAGING RISK

EXECUTIVE SUMMARY
Financial services involve prudently taking risks in order to generate profitable growth. At the Bank, our goal is to earn a stable and sustainable rate of return for every dollar of risk we take, while putting significant emphasis on investing in our businesses to ensure we can meet our future growth objectives. Our businesses thoroughly examine the various risks to which they are exposed and assess the impact and likelihood of those risks. We respond by developing business and risk management strategies for our various business units taking into consideration the risks and business environment in which we operate. Through our businesses and operations, we are exposed to a broad number of risks that have been identified and defined in our Enterprise Risk Framework. This framework outlines appropriate risk oversight processes and the consistent communication and reporting of key risks that could hinder the achievement of our business objectives and strategies. Our risk governance structure and risk management approach have not substantially changed from that described in our 2008 Annual Report. Certain risks have been outlined below. For a complete discussion of our risk governance structure and our risk management approach, see our 2008 Annual Report.
The shaded sections of this MD&A, included on pages 19 to 21, represent a discussion relating to credit, market and liquidity risks and form an integral part of the Interim Consolidated Financial Statements for the period ended January 31, 2009.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 19

CREDIT RISK

Gross credit risk exposures, measured before credit risk mitigants, are given below:

Credit Risk Exposures1 - Standardized and AIRB Approaches
	As at Jan. 31, 20099			As at Oct. 31, 2008
(millions of Canadian dollars)	Standardized2	AIRB	Total	Standardized2	AIRB	Total
Retail
Residential secured	$9,524	$132,199	$141,723	$7,733	$134,930	$142,663
Qualifying revolving retail	-	40,788	40,788	-	41,461	41,461
Other retail	17,330	21,323	38,653	15,386	20,415	35,801
Total retail	26,854	194,310	221,164	23,119	196,806	219,925
Non-retail
Corporate	52,193	104,291	156,484	44,991	113,119	158,110
Sovereign	3,418	56,898	60,316	305	57,856	58,161
Bank	9,024	85,163	94,187	8,302	91,635	99,937
Total non-retail	64,635	246,352	310,987	53,598	262,610	316,208
Gross credit risk exposures	$91,489	$440,662	$532,151	$76,717	$459,416	$536,133

1 Gross credit risk exposures represent Exposure at default (EAD) and are before the effects of credit risk mitigation. This table excludes securitization and equity exposures.
2 Beginning the first quarter of 2009, credit risk exposures from the Commerce acquisition are reported using the Standardized approach, previously reported within the Standardized   approach using the Interim Approach to Reporting.

MARKET RISK
The graph below discloses daily Value-at-Risk (VaR) usage and trading-related income[1] within the Wholesale Banking segment. For the quarter ended January 31, 2009 trading-related income was positive for 70% of the trading days. Losses in the quarter did not exceed VaR on any trading day.

[1] Trading-related income is the total of trading income reported in other income and the net interest income on trading positions reported in net interest income. Trading-related income in the above graph excludes changes in the fair value of loan commitments. Similarly, the loan commitments are not included in the Value-at-Risk measure as they are not managed as trading positions. In the current quarter, there was a significant recovery realized on the date of the cancellation of a loan commitment due to specific circumstances related to the borrower.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 20

The following table presents the average, end of quarter, high and low Total VaR usage.
Value-at-Risk Usage
(millions of Canadian dollars)					For the quarter ended
	Jan. 31, 2009				Oct. 31, 2008	Jan. 31, 2008
	As at	Average	High	Low	Average3	Average
Interest rate and credit spread risk	$22.7	$31.4	$46.3	$17.4	$31.6	$15.8
Equity risk	10.1	13.1	17.1	9.6	10.6	5.3
Foreign exchange risk	5.6	4.2	8.5	1.9	5.2	2.5
Commodity risk	0.9	1.0	2.4	0.5	1.0	1.0
Debt specific risk	40.3	49.2	67.4	36.0	47.2	19.1
Diversification effect[1]	(32.0)	(38.9)	n/m2	n/m2	(36.5)	(19.9)
Total Value-at-Risk	$47.6	$60.0	$78.7	$43.2	$59.1	$23.8
[1]	The aggregate VaR is less then the sum of the VaR of the different risk types due to risk offsets resulting from portfolio diversification.
[2]	Not meaningful. It is not meaningful to compute a diversification effect because the high and low may occur on different days for different risk types.
[3]	VaR for the fourth quarter of 2008 does not reflect the reclassification of certain debt securities from trading to the available-for-sale category effective August 1, 2008.

Interest Rate Risk
The following graph shows our interest rate risk exposure (as measured by Economic Value at Risk (EVaR)) on all non-trading assets, liabilities and derivative instruments used for interest rate risk management.

As at January 31, 2009, an immediate and sustained 100 bps increase in interest rates would have decreased the economic value of shareholders’ equity by $87.1 million after tax. An immediate and sustained 100 bps decrease in interest rates would have reduced the economic value of shareholders’ equity by $279.0 million after tax

The following table shows the sensitivity of the economic value of shareholders’ equity (after tax) by currency for those currencies where the Bank has material exposure.

Sensitivity of After-tax Economic Value at Risk by Currency
(millions of Canadian dollars)	As at Jan. 31, 2009		As at Oct. 31, 2008
Currency	100 bps increase	100 bps decrease	100 bps increase	100 bps decrease
Canadian dollar	$(6.2)	$(79.3)	$(0.4)	$(27.0)
U.S. dollar	(80.9)	(199.7)	(122.4)	(2.0)

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 21

LIQUIDITY RISK
As a financial organization, we must always ensure that we have access to enough readily-available funds to cover our financial obligations as they come due, and to sustain and grow our assets and operations under both normal and stress conditions. In the event of a funding disruption, we need to ensure we have sufficient liquid assets to continue to function. The process that ensures adequate access to funds is known as the management of liquidity risk.
Our overall liquidity requirement is defined as the amount of liquidity we need to fund expected cash outflows, as well as a prudent liquidity reserve to fund potential cash outflows in the event of a disruption in the capital markets or other event that could affect our access to liquidity. We do not rely on short-term wholesale funding for purposes other than funding marketable securities or short-term assets.
To define the amount of liquidity that must be held at all times for a specified minimum period, we use a conservative base-case scenario stress test. This scenario ensures that we have sufficient liquidity to cover 100% of our unsecured wholesale debt coming due, potential retail and commercial deposit run-off and forecasted operational requirements. In addition, we provide for coverage of Bank-sponsored funding programs, such as Bankers’ Acceptances we issue on behalf of clients, and Bank-sponsored asset-backed commercial paper (ABCP). We also use an extended liquidity coverage test to ensure that we can fund our operations on a fully secured basis for a period up to one year.
To meet liquidity requirements we hold assets that can be readily converted into cash. We also manage our cash flows. To be considered readily convertible into cash, assets must be currently marketable, of sufficient credit quality and available for sale. Liquid assets are represented in a cumulative liquidity gap framework based on settlement timing and market depth. Assets that are not available without delay because they are needed for collateral or other similar purposes are not considered readily convertible into cash.
While each of our major operations has responsibility for the measurement and management of its own liquidity risks, we also manage liquidity on an enterprise-wide basis to ensure consistent and efficient management of liquidity risk across all of our operations. On January 31, 2009, our consolidated surplus liquid-asset position, as measured under our base-case scenario, for up to 90 days was $16.4 billion, compared with a surplus liquid-asset position of $7.9 billion on October 31, 2008. Our surplus liquid-asset position is our total liquid assets less our unsecured wholesale funding requirements, potential non-wholesale deposit run-off and contingent liabilities coming due in 90 days.
The base-case scenario models a Bank-specific liquidity stress event and assumes normal levels of asset liquidity in the markets. In response to conditions recently experienced in global financial markets which significantly affected liquidity, Asset/Liability Committee (ALCO) and the Risk Committee of the Board approved managing to a Systemic Market Event liquidity stress test scenario as directed by the Global Liquidity Risk Management policy. Building on the base-case scenario described above, the Systemic Market Event scenario further adjusts asset liquidity to reflect both the stressed conditions in the current market environment as well as the availability of high quality, unencumbered Bank-owned assets eligible as collateral under secured borrowing programs such as the Bank of Canada Term Purchase and Resale Agreement (PRA) and National Housing Act Mortgage-Backed Securities (NHA MBS) auction programs and other central bank programs. In addition, we assume coverage of increased contingent requirements for potential draws on committed line of credit facilities. Our policy requires that a surplus liquid-asset position be maintained for all measured time periods up to 90 days. As of January 31, 2009, we reported a positive surplus as required.
We have contingency plans in place to provide direction in the event of a liquidity crisis.
We also regularly review the level of increased collateral our trading counterparties would require in the event of a downgrade of the Bank’s credit rating. The impact of a one notch downgrade would be minimal and could be readily managed in the normal course of business.
In response to current conditions in global financial markets affecting liquidity, the Global Liquidity Forum meets frequently and closely monitors global funding market conditions and potential impacts to our funding access on a daily basis.

OFF-BALANCE SHEET ARRANGEMENTS
The Bank carries out certain business activities via arrangements with special purpose entities (SPEs). We use SPEs to obtain sources of liquidity by securitizing certain of the Bank’s financial assets, to assist our clients in securitizing their financial assets and to create investment products for our clients. SPEs may be organized as trusts, partnerships or corporations and they may be formed as qualifying special purpose entities (QSPEs) or variable interest entities (VIEs). When an entity is deemed a VIE, the entity must be consolidated by the primary beneficiary. Consolidated SPEs have been presented in the Bank’s Consolidated Balance Sheet.

Securitization of Bank-originated Assets
The Bank securitizes residential mortgages, personal loans and commercial mortgages to enhance its liquidity position, to diversify sources of funding and to optimize the management of the balance sheet. All products securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of these securitization exposures are as follows:

Total Outstanding Exposures Securitized by the Bank as an Originator[1,2]
(millions of Canadian dollars)	As at Jan. 31, 2009				As at Oct. 31, 2008
	Significant unconsolidated QSPEs		Significant unconsolidated SPEs		Significant unconsolidated QSPEs		Significant unconsolidated SPEs
	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests	Securitized assets	Carrying value of retained interests
Residential mortgage loans	$-	$-	$31,019	$714	$-	$-	$24,332	$442
Personal loans	8,100	70	-	-	8,100	80	-	-
Commercial mortgage loans	143	4	-	-	148	4	-	-
	$8,243	$74	$31,019	$714	$8,248	$84	$24,332	$442

1 Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2 In all the securitization transactions that the Bank has undertaken for its own assets, it has acted as an originating bank and retained securitization exposure.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 22

Residential mortgage loans
The Bank may be exposed to the risks of transferred loans to the securitization vehicles through retained interests. There are no expected credit losses on the retained interests of the securitized residential mortgages as the mortgages are all government guaranteed.

Personal loans
The Bank securitizes personal loans through QSPEs, as well as single-seller conduits via QSPEs. As at January 31, 2009, the single-seller conduits had $5.1 billion (October 31, 2008 - $5.1 billion) of commercial paper outstanding while another Bank-sponsored QSPE had $3.0 billion (October 31, 2008 - $3.0 billion) of term notes outstanding. While the probability of loss is negligible, as at January 31, 2009, the Bank’s maximum potential exposure to loss for these conduits through the sole provision of liquidity facilities was $5.1 billion (October 31, 2008 - $5.1 billion) of which $1.1 billion (October 31, 2008 - $1.1 billion) of underlying personal loans was government insured. Additionally, the Bank had retained interests of $70 million (October 31, 2008 - $80 million) relating to excess spread.

Commercial mortgage loans
As at January 31, 2009, the Bank’s maximum potential exposure to loss was $3.6 million (October 31, 2008 - $4 million) through retained interests in the excess spread and cash collateral account of the QSPE.

Securitization of Third Party-originated Assets
The Bank administers multi-seller conduits and provides liquidity facilities as well as securities distribution services; it may also provide credit enhancements. Third party-originated assets are securitized through Bank-sponsored SPEs, which are not consolidated by the Bank. The Bank’s maximum potential exposure to loss due to its ownership interest in commercial paper and through the provision of global style liquidity facilities for multi-seller conduits was $10.1 billion (October 31, 2008 - $10.7 billion) as at January 31, 2009. Further, the Bank has committed an additional $1.6 billion (October 31, 2008 - $1.8 billion) in liquidity facilities for ABCP that could potentially be issued by the conduits. As at January 31, 2009, the Bank also provided deal-specific credit enhancement in the amount of $65 million (October 31, 2008 - $78 million).
All third-party assets securitized by the Bank were originated in Canada and sold to Canadian securitization structures. Details of the Bank-administered multi-seller, ABCP conduits are as follows:

Total Exposure to Third Party-originated Assets Securitized by Bank-Sponsored Conduits[1]

(millions of Canadian dollars)	As at Jan. 31, 2009				As at Oct. 31, 2008
	Significant unconsolidated SPEs	Ratings profile of SPE asset class		Expected weighted average life (years)[2]	Significant unconsolidated SPEs	Ratings profile of SPE asset class
		AAA	AA+ to AA-			AAA	AA+ to AA-
Residential mortgage loans	$3,130	$3,081	$49	1.69	$3,428	$3,378	$50
Credit card loans	500	500	-	3.47	500	500	-
Automobile loans and leases	4,120	4,116	4	1.50	4,474	4,470	4
Equipment loans and leases	608	607	1	1.30	638	636	2
Trade receivables	1,698	1,672	26	2.75	1,705	1,679	26
	$10,056	$9,976	$80	1.86	$10,745	$10,663	$82

1 Certain comparative amounts have been restated and reclassified to conform to the presentation adopted in the current period.
2  Expected weighted average life for each asset type is based upon each conduit's remaining purchase commitment for revolving pools and the expected weighted average life of the assets for amortizing pools.

Exposure to Third Party-sponsored Conduits
The Bank has exposure to the U.S. arising from providing liquidity facilities of $453 million (October 31, 2008 - $465 million) to third party-sponsored conduits of which $22 million (October 31, 2008 - $24 million) has been drawn. The assets within these conduits primarily comprise automotive-related financing assets, including loans and leases. During the three months ended January 31, 2009 and subsequently, these assets have received significantly different ratings (split ratings) from various credit rating agencies, ranging from AAA to BB-. The weighted average of the lowest of the split ratings, in the event that the facilities are drawn, will result in credit exposure to the Bank of BBB+ (October 31, 2008 - AAA).
The Bank’s exposure to Canadian third party-sponsored conduits in the form of margin funding facilities as at January 31, 2009, was not significant.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 23

Other Investment and Financing Products
Other Financing Transactions
The Bank enters into transactions with major U.S. corporate clients through jointly-owned VIEs as a means to provide them with cost efficient financing. Under these transactions, as at January 31, 2009, the Bank provided approximately $2.15 billion (October 31, 2008 - $2.13 billion) in financing to these VIEs. The Bank has received guarantees from or has recourse to major U.S. banks with A+ to AA- credit ratings on an S&P equivalent basis, fully covering its investments in these VIEs (October 31, 2008 - AA). At the inception of the transactions, the counterparties posted collateral in favour of the Bank and the Bank purchased credit protection to further reduce its exposure to the U.S. banks. At January 31, 2009, the Bank's net exposure to the U.S. banks after taking into account collateral and CDS was approximately $353 million (October 31, 2008 - $960 million). As at January 31, 2009, the Bank’s maximum total exposure to loss before considering guarantees, recourse, collateral and CDS was approximately $2.15 billion (October 31, 2008 - $2.13 billion). The transactions allow the Bank or the counterparties discretion to exit the transactions on short notice. As at January 31, 2009, these VIEs had assets totalling more than $8.0 billion (October 31, 2008 - $8.0 billion).

Exposure to Collateralized Debt Obligations
Since the decision was made in 2005 to exit the structured products business, the Bank no longer originates Collateralized Debt Obligation vehicles (CDOs). Total CDOs purchased and sold in the trading portfolio as at January 31, 2009, were as follows:

(millions of Canadian dollars)	Jan. 31, 2009[1]		Oct. 31, 2008[1]
	Notional amount	Positive (negative) fair value	Notional amount	Positive (negative) fair value
Funded
CDOs - Purchased protection via TD-issued credit linked notes	$260	$(35)	$283	$(38)

Unfunded
CDOs - Sold protection - positive fair value	910	-	891	-
- negative fair value	-	(313)	-	(278)
CDOs - Purchased protection - positive fair value	232	124	261	104
- negative fair value	-	(24)	-	(28)

Unfunded - Similar Reference Portfolio
CDOs - Sold protection - positive fair value	1,853	5	1,820	5
- negative fair value	-	(752)	-	(568)
CDOs - Purchased protection - positive fair value	1,918	795	1,883	613
- negative fair value	-	(5)	-	(5)

 1 This table excludes standard index tranche CDOs.

The Bank does not have any exposure to U.S. subprime mortgages via the CDOs. The CDOs are referenced to corporate debt securities. The hedges on the similar reference portfolio are not entered into with monoline insurers; rather they are entered into with global financial institutions, such as universal banks or broker-dealers. All exposures are managed with risk limits that have been approved by the Bank’s risk management group and are hedged with various financial instruments, including credit derivatives and bonds within the trading portfolio, not included in this table. Counterparty exposure on hedges is collateralized under Credit Support Agreements (CSAs) and netting arrangements, consistent with other over-the-counter (OTC) derivative contracts. The Bank’s CDO positions are fair valued using valuation techniques with significant non-observable market inputs. The potential effect of using reasonable possible alternative assumptions for valuing these CDO positions would range from a reduction in the fair value by $13.1 million to an increase in the fair value by $12.9 million.

Leveraged Finance Credit Commitments
Included in ‘Commitments to extend credit’ in Note 28 to the 2008 Consolidated Financial Statements are leveraged finance commitments. Leveraged finance commitments are agreements that provide funding to a wholesale borrower with higher levels of debt, measured by the ratio of debt capital to equity capital of the borrower, relative to the industry in which it operates. The Bank’s exposure to leveraged finance commitments as at January 31, 2009, was not significant (October 31, 2008 - $3.3 billion).

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 24

QUARTERLY RESULTS

The following table provides summary information related to the Bank’s eight most recently completed quarters.

Quarterly Results[1]
	For the three months ended
	2009				2008			2007
(millions of Canadian dollars)	Jan. 31	Oct. 31	July 31	Apr. 30	Jan. 31	Oct. 31	July 31	Apr. 30
Net interest income	$2,728	$2,449	$2,437	$1,858	$1,788	$1,808	$1,783	$1,662
Other income	1,422	1,191	1,600	1,530	1,816	1,742	1,899	1,882
Total revenue	4,150	3,640	4,037	3,388	3,604	3,550	3,682	3,544
Provision for credit losses	(537)	(288)	(288)	(232)	(255)	(139)	(171)	(172)
Non-interest expenses	(3,020)	(2,367)	(2,701)	(2,206)	(2,228)	(2,241)	(2,216)	(2,297)
Recovery of (provision for) income taxes	58	(20)	(122)	(160)	(235)	(153)	(248)	(234)
Non-controlling interests in subsidiaries, net of income taxes	(28)	(18)	(8)	(9)	(8)	(8)	(13)	(27)
Equity in net income of an associated company, net of income taxes	89	67	79	71	92	85	69	65
Net income – reported	712	1,014	997	852	970	1,094	1,103	879
Items of note affecting net income, net of income taxes:
Amortization of intangibles	127	126	111	92	75	99	91	80
Reversal of Enron litigation reserve	–	(323)	–	–	–	–	–	–
Decrease (increase) in fair value of derivatives hedging the reclassified available-for-sale debt securities portfolio	200	(118)	–	–	–	–	–	–
Gain relating to restructuring of Visa	–	–	–	–	–	(135)	–	–
TD Banknorth restructuring, privatization and merger-related charges	–	–	–	–	–	–	–	43
Restructuring and integration charges relating to the Commerce acquisition	67	25	15	30	–	–	–	–
(Increase) decrease in fair value of credit default swaps hedging the corporate loan book, net of provision for credit losses	(12)	(59)	(22)	(1)	(25)	2	(30)	(7)
Other tax items	–	–	14	–	20	–	–	–
General allowance increase (release) in Canadian Personal and Commercial Banking (excluding VFC) and Wholesale Banking	55	–	–	–	–	(39)	–	–
Provision for insurance claims	–	–	–	–	20	–	–	–
Total adjustments for items of note, net of income taxes	437	(349)	118	121	90	(73)	61	116
Net income – adjusted	1,149	665	1,115	973	1,060	1,021	1,164	995
Preferred dividends	(29)	(23)	(17)	(11)	(8)	(5)	(2)	(7)
Net income available to common shareholders – adjusted	$1,120	$642	$1,098	$962	$1,052	$1,016	$1,162	$988

(Canadian dollars)
Basic earnings per share
– reported	$0.82	$1.23	$1.22	$1.12	$1.34	$1.52	$1.53	$1.21
– adjusted	1.35	0.79	1.37	1.33	1.46	1.42	1.61	1.37
Diluted earnings per share
– reported	0.82	1.22	1.21	1.12	1.33	1.50	1.51	1.20
– adjusted	1.34	0.79	1.35	1.32	1.45	1.40	1.60	1.36
Return on common shareholders’ equity	8.1%	13.3%	13.4%	13.4%	18.0%	20.8%	21.0%	17.1%

 1 Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 25

ACCOUNTING POLICIES AND ESTIMATES

The Bank’s unaudited Interim Consolidated Financial Statements, presented on pages 26 to 38 of this Report to Shareholders, have been prepared in accordance with GAAP. These Interim Consolidated Financial Statements should be read in conjunction with the Bank’s Consolidated Financial Statements for the year ended October 31, 2008. The accounting policies used in the preparation of these Consolidated Financial Statements are consistent with those used in the Bank’s 2008 Consolidated Financial Statements, except as described below.

Changes in Accounting Policies
Goodwill, Intangible Assets and Financial Statement Concepts
Effective November 1, 2008, the Bank adopted the CICA’s new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with Section 3064. These standards did not have a material effect on the financial position or earnings of the Bank.

Credit Risk and Fair Value
Effective November 1, 2008, the Bank adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

Critical Accounting Estimates
The critical accounting estimates remain unchanged from those disclosed in the Bank’s 2008 Annual Report.

Future Accounting and Reporting Changes
Conversion to International Financial Reporting Standards in fiscal 2012
The CICA Accounting Standards Board requires that all Canadian publicly accountable enterprises adopt International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences in recognition, measurement and disclosures.
IFRS will be effective for the Bank for the fiscal 2012 year beginning on November 1, 2011. This includes restatement of prior year comparative fiscal 2011 financial results for interim and annual periods. Currently, the Bank is in the planning phase of converting to IFRS. It is not yet possible to fully determine the impact to the financial statements, as accounting standards and their interpretations are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the most recent interim period, there have been no changes in the Bank's policies and procedures and other processes that comprise its internal control over financial reporting, that have materially affected, or are reasonably likely to materially affect, the Bank's internal control over financial reporting.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 26

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
		As at
	Jan. 31	Oct. 31
(millions of Canadian dollars)	2009	2008
ASSETS
Cash and due from banks	$2,850	$2,517
Interest-bearing deposits with banks	16,834	15,429
	19,684	17,946
Securities (Note 2)
Trading	51,237	53,095
Designated as trading under the fair value option	10,501	6,402
Available-for-sale	83,978	75,121
Held-to-maturity	9,529	9,507
	155,245	144,125
Securities purchased under reverse repurchase agreements	36,707	42,425
Loans
Residential mortgages	57,991	63,003
Consumer installment and other personal	83,797	79,610
Credit card	7,543	7,387
Business and government	78,455	70,650
Business and government loans designated as trading under the fair value option	441	510
	228,227	221,160
Allowance for credit losses (Note 3)	(1,783)	(1,536)
Loans, net of allowance for credit losses	226,444	219,624
Other
Customers’ liability under acceptances	11,776	11,040
Investment in TD Ameritrade	5,994	5,159
Derivatives	87,432	83,548
Goodwill	16,662	14,842
Other intangibles	3,308	3,141
Land, buildings and equipment	4,202	3,833
Other assets	17,911	17,531
	147,285	139,094
Total assets	$585,365	$563,214
LIABILITIES
Deposits
Personal	$207,416	$192,234
Banks	7,215	9,680
Business and government	133,824	129,086
Trading	53,775	44,694
	402,230	375,694
Other
Acceptances	11,776	11,040
Obligations related to securities sold short	14,560	18,518
Obligations related to securities sold under repurchase agreements	6,122	18,654
Derivatives	79,344	74,473
Other liabilities	17,717	17,721
	129,519	140,406
Subordinated notes and debentures	12,495	12,436
Liability for preferred shares (Note 5)	550	550
Liability for capital trust securities (Note 6)	895	894
Non-controlling interests in subsidiaries (Note 7)	1,626	1,560
SHAREHOLDERS’ EQUITY
Common shares (millions of shares issued and outstanding: Jan. 31, 2009 - 848.7 and Oct. 31, 2008 - 810.1) (Note 8)	14,781	13,241
Preferred shares (millions of shares issued and outstanding: Jan. 31, 2009 - 110.8 and Oct. 31, 2008 - 75.0) (Note 8)	2,770	1,875
Contributed surplus	340	350
Retained earnings	17,986	17,857
Accumulated other comprehensive income (loss)	2,173	(1,649)
	38,050	31,674
Total liabilities and shareholders’ equity	$585,365	$563,214

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 27

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2009	2008
Interest income
Loans	$3,241	$3,396
Securities
Dividends	262	260
Interest	1,414	975
Deposits with banks	286	114
	5,203	4,745
Interest expense
Deposits	1,968	2,254
Subordinated notes and debentures	166	158
Preferred shares and capital trust securities (Notes 5, 6)	24	23
Other liabilities	317	522
	2,475	2,957
Net interest income	2,728	1,788
Other income
Investment and securities services	511	579
Credit fees	166	101
Net securities (losses) gains	(205)	152
Trading income	104	160
Income (loss) from financial instruments designated as trading under the fair value option	68	(49)
Service charges	381	260
Loan securitizations (Note 4)	57	76
Card services	192	119
Insurance, net of claims	230	186
Trust fees	34	34
Other	(116)	198
	1,422	1,816
Total revenue	4,150	3,604
Provision for credit losses (Note 3)	537	255
Non-interest expenses
Salaries and employee benefits	1,477	1,171
Occupancy, including depreciation	308	181
Equipment, including depreciation	205	144
Amortization of other intangibles	173	122
Restructuring costs (Note 16)	27	-
Marketing and business development	138	110
Brokerage-related fees	63	59
Professional and advisory services	165	111
Communications	59	47
Other	405	283
	3,020	2,228
Income before provision for income taxes, non-controlling interests in subsidiaries and equity in net income of an associated company	593	1,121
Provision for (recovery of) income taxes	(58)	235
Non-controlling interests in subsidiaries, net of income taxes	28	8
Equity in net income of an associated company, net of income taxes	89	92
Net income	712	970
Preferred dividends	29	8
Net income available to common shareholders	$683	$962
Average number of common shares outstanding (millions) (Note 13)
Basic	832.6	718.3
Diluted	834.2	724.6
Earnings per share (in dollars) (Note 13)
Basic	$0.82	$1.34
Diluted	0.82	1.33
Dividends per share (in dollars)	0.61	0.57

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 28

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2009	2008
Common shares (Note 8)
Balance at beginning of period	$13,241	$6,577
Proceeds from shares issued on exercise of options	39	42
Proceeds from issuance of new shares	1,381	-
Shares issued as a result of dividend reinvestment plan	128	21
Impact of shares acquired for trading purposes[1]	(8)	(8)
Balance at end of period	14,781	6,632
Preferred shares (Note 8)
Balance at beginning of period	1,875	425
Share issues	895	450
Balance at end of period	2,770	875
Contributed surplus
Balance at beginning of period	350	119
Stock options (Note 11)	(10)	2
Balance at end of period	340	121
Retained earnings
Balance at beginning of period	17,857	15,954
Net income	712	970
Common dividends	(516)	(410)
Preferred dividends	(29)	(8)
Share issue expenses	(38)	(7)
Balance at end of period	17,986	16,499
Accumulated other comprehensive income (loss), net of income taxes (Note 10)
Balance at beginning of period	(1,649)	(1,671)
Other comprehensive income for the period	3,822	484
Balance at end of period	2,173	(1,187)
Total shareholders’ equity	$38,050	$22,940

1 Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2009	2008
Net income	$712	$970
Other comprehensive income (loss), net of income taxes
Change in unrealized (losses) gains on available-for-sale securities, net of hedging activities[a]	$(1,223)	$253
Reclassification to earnings of losses (gains) in respect of available-for-sale securities[b]	31	(28)
Change in foreign currency translation gains (losses) on investments in subsidiaries, net of hedging activities [c,d]	3,561	(231)
Change in gains on derivative instruments designated as cash flow hedges[e]	1,603	496
Reclassification to earnings of gains on cash flow hedges[f]	(150)	(6)
Other comprehensive income for the period	3,822	484
Comprehensive income for the period	$4,534	$1,454

a Net of income tax benefit of $688 million (2008 - tax expense of $153 million).
b Net of income tax benefit of $16 million (2008 - tax expense of $10 million).
c Net of income tax benefit of $80 million (2008 - $281 million).
d Includes $193 million (2008 - $632 million) of after-tax losses arising from hedges of the Bank's investment in foreign operations.
e Net of income tax expense of $741 million (2008 - $223 million).
f Net of income tax expense of $64 million (2008 - $2 million).

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 29

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2009	2008
Cash flows from (used in) operating activities
Net income	$712	$970
Adjustments to determine net cash flows from (used in) operating activities:
Provision for credit losses	537	255
Restructuring costs (Note 16)	27	-
Depreciation	139	82
Amortization of other intangibles	173	122
Stock options	6	5
Net securities gains	205	(152)
Net gain on securitizations (Note 4)	(24)	(23)
Equity in net income of an associated company	(89)	(92)
Non-controlling interests	28	8
Future income taxes	32	112
Changes in operating assets and liabilities:
Current income taxes payable	(309)	(998)
Interest receivable and payable	227	48
Trading securities	(2,241)	4,014
Unrealized gains and amounts receivable on derivative contracts	(3,884)	572
Unrealized losses and amounts payable on derivative contracts	4,871	(3,042)
Other	2,299	(4,274)
Net cash from (used in) operating activities	2,709	(2,393)
Cash flows from (used in) financing activities
Change in deposits	26,536	9,290
Change in securities sold under repurchase agreements	(12,532)	943
Change in securities sold short	(3,958)	1,602
Issue of subordinated notes and debentures	-	2,500
Repayment of subordinated notes and debentures	(18)	-
Liability for preferred shares and capital trust securities	1	-
Translation adjustment on subordinated notes and debentures issued in a foreign currency and other	77	(10)
Commons shares issued for cash, net of expenses	1,356	-
Common shares issued on exercise of options	23	39
Common shares acquired in Wholesale Banking	(8)	(8)
Dividends paid in cash on common shares	(388)	(389)
Net proceeds from issuance of preferred shares	882	443
Dividends paid on preferred shares	(29)	(8)
Net cash from financing activities	11,942	14,402
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	(1,405)	1,647
Activity in available-for-sale, held-to-maturity and investment securities:
Purchases	(27,183)	(9,676)
Proceeds from maturities	8,469	3,349
Proceeds from sales	7,816	5,361
Activity in lending activities:
Origination and acquisitions	(49,279)	(37,694)
Proceeds from maturities	33,647	30,344
Proceeds from sales	103	161
Proceeds from loan securitizations (Note 4)	8,273	1,346
Land, buildings and equipment	(508)	(77)
Securities purchased under reverse repurchase agreements	5,718	(6,586)
Net cash used in investing activities	(14,349)	(11,825)
Effect of exchange rate changes on cash and cash equivalents	31	62
Net increase in cash and cash equivalents	333	246
Cash and cash equivalents at beginning of period	2,517	1,790
Cash and cash equivalents at end of period, represented by cash and due from banks	$2,850	$2,036
Supplementary disclosure of cash flow information
Amount of interest paid during the period	$3,200	$2,993
Amount of income taxes paid during the period	1,750	1,036

Certain comparative amounts have been reclassified to conform to the current period’s presentation.
The accompanying notes are an integral part of these Interim Consolidated Financial Statements.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 30

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION
These Interim Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and follow the same accounting policies and methods of application as the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2008, except as described in Note 1. Under GAAP, additional disclosures are required in the annual financial statements and accordingly, these Interim Consolidated Financial Statements should be read in conjunction with the 2008 Consolidated Financial Statements and the accompanying notes included on pages 92 to 135 and the shaded sections of the 2008 Annual MD&A included on pages 68 to 76 of the Bank’s 2008 Annual Report. Certain disclosures are included in the Management Discussion & Analysis (MD&A) as permitted by GAAP and as discussed on pages 19 to 21 of the MD&A in this report. These disclosures are shaded in the MD&A and form an integral part of the Interim Consolidated Financial Statements. The Interim Consolidated Financial Statements include all adjustments which are, in the opinion of management, necessary for a fair presentation of the results for the periods presented.

CHANGES IN ACCOUNTING POLICIES
Goodwill, Intangible Assets and Financial Statement Concepts
Effective November 1, 2008, the Bank adopted the Canadian Institute of Chartered Accountant’s (CICA’s) new accounting standard, Section 3064, Goodwill and Intangible Assets, which clarifies that costs can be deferred only when they relate to an item that meets the definition of an asset, and as a result, start-up costs must be expensed as incurred. Section 1000, Financial Statement Concepts, was also amended to provide consistency with the new standard. The adoption of these standards did not have a material impact on the financial position or earnings of the Bank.

Credit Risk and Fair Value
Effective November 1, 2008, the Bank adopted EIC 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The abstract clarifies how the Bank’s own credit risk and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivatives. The new guidance did not have a material effect on the financial position or earnings of the Bank.

FUTURE CHANGES IN ACCOUNTING POLICIES
Conversion to International Financial Reporting Standards
The CICA Accounting Standards Board requires that all Canadian publicly accountable enterprises adopt International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some differences in recognition, measurement and disclosures.
   IFRS will be effective for the Bank for the fiscal 2012 year beginning on November 1, 2011. This includes restatement of prior year comparative fiscal 2011 financial results for interim and annual periods. Currently, the Bank is in the planning phase of converting to IFRS. It is not yet possible to fully determine the impact to the financial statements, as accounting standards and their interpretations are changing. The conversion to IFRS is a significant initiative for the Bank, for which substantial resources are being dedicated to ensure proper implementation.

Note 2: SECURITIES

Impairment of Available-for-sale Securities
Available-for-sale securities are written down to fair value through net income whenever it is necessary to reflect other-than-temporary impairment. During the three months ended January 31, 2009, the Bank recognized approximately $212 million of impairment losses on available-for-sale securities that were deemed to be other-than-temporary, primarily related to the Wholesale Banking segment.

Reclassification of Certain Debt Securities
As described in more detail in Notes 1 and 2 to the Consolidated Financial Statements for the year ended October 31, 2008, as a result of deterioration in markets and severe dislocation in the credit market, the Bank changed its trading strategy with respect to certain trading debt securities and reclassified these debt securities from trading to the available-for-sale category effective August 1, 2008 in accordance with the Amendments to CICA Section 3855, Financial Instruments - Recognition and Measurement and Section 3862, Financial Instruments - Disclosure.
On August 1, 2008, the fair value of debt securities reclassified from trading to available-for-sale was $6,979 million. In addition, on the date of reclassification, these debt securities had a weighted average effective interest rate of 6.99% with expected recoverable cash flows, on an undiscounted basis, of $ 9,732 million. The fair value of the reclassified debt securities was $7,220 million as at January 31, 2009 (October 31, 2008 - $7,355 million). During the three months ended January 31, 2009, net interest income of $106 million after tax (three months ended October 31, 2008 - $110 million after tax) was recorded relating to the reclassified debt securities. For the three months ended January 31, 2009, the decrease in fair value of $65 million after tax (three months ended October 31, 2008 - decrease of $561 million after tax) for these securities was recorded in other comprehensive income. Had the Bank not reclassified these debt securities, the change in the fair value of these debt securities would have been included as part of trading income, the impact of which would have resulted in a reduction of net income of $65 million after tax for the three months ended January 31, 2009 (three months ended October 31, 2008 - reduction of $561 million after tax). Included in the impairment losses on available-for-sale securities disclosed above, $51million related to debt securities in the reclassified portfolio (three months ended October 31, 2008 - nil). These losses were primarily offset by gains on credit protection held which were recorded in other income. For the three months ended January 31, 2008, the Bank recognized the change in the fair value of these debt securities in its trading income.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 31

Note 3: ALLOWANCE FOR CREDIT LOSSES

The Bank maintains an allowance it considers adequate to absorb all credit-related losses in a portfolio of instruments that are both on and off the Consolidated Balance Sheet. Assets in the portfolio which are included on the Interim Consolidated Balance Sheet are deposits with banks, loans other than loans designated as trading under the fair value option, mortgages and acceptances. Items which are not recorded on the Interim Consolidated Balance Sheet include certain guarantees, letters of credit and undrawn lines of credit. The allowance, including the allowance for acceptances and off-balance sheet items, is deducted from loans in the Consolidated Balance Sheet. The change in the Bank’s allowance for credit losses for the three months ended January 31 is shown in the following table.

Allowance for Credit Losses
	Jan. 31, 2009				Jan. 31, 2008
(millions of Canadian dollars)	Specific allowance	General allowance	Total	Specific allowance	General allowance	Total
Balance at beginning of period	$352	$1,184	$1,536	$203	$1,092	$1,295
Provision for credit losses	362	175	537	235	20	255
Write-offs	(373)	-	(373)	(212)	-	(212)
Recoveries	24	-	24	32	-	32
Other [1]	21	38	59	6	(14)	(8)
Allowance for credit losses at end of period	$386	$1,397	$1,783	$264	$1,098	$1,362

1 Includes foreign exchange rate changes, net of losses on loan sales.

Note 4: LOAN SECURITIZATIONS

The following tables summarize the Bank’s securitization activity for its own assets securitized. In most cases, the Bank retained responsibility for servicing the assets securitized.

Securitization Activity
							For the three months ended
	Jan. 31, 2009								Jan. 31, 2008
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gross proceeds	$8,273	$1,079	$-	$-	$9,352	$1,346	$1,453	$800	$1	$3,600
Retained interests	276	2	-	-	278	23	12	6	-	41
Cash flows received on retained interests	73	21	-	1	95	54	27	14	1	96

The following table summarizes the impact of securitizations on the Bank’s Interim Consolidated Statement of Income.

Securitization Gains and Income on Retained Interests
	For the three months ended
		Jan. 31, 2009						Jan. 31, 2008
(millions of Canadian dollars)	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Total
Gain on sale	$22	$2	$-	$-	$24	$5	$12	$6	$-	$23
Income on retained interests[1]	28	5	-	-	33	24	7	22	-	53
Total	$50	$7	$-	$-	$57	$29	$19	$28	$-	$76

1 Excludes income arising from changes in fair values. Unrealized gains and losses on retained interests arising from changes in fair value are included in trading income.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 32

The key assumptions used to value the retained interests at the date of the securitization activities are as follows:

Key Assumptions
				2009				2008
	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans	Residential mortgage loans	Personal loans	Credit card loans	Commercial mortgage loans
Prepayment rate[1]	18.6%	5.5%	N/A	5.2%	20.0%	6.1%	44.0%	8.7%
Excess spread[2]	1.0	0.4	N/A	1.0	0.6	1.1	6.9	1.0
Discount rate	3.2	3.9	N/A	8.1	5.9	5.8	6.4	8.3
Expected credit losses[3]	–	–	N/A	0.1	–	–	2.4	0.1

1 Represents monthly payment rate for secured personal and credit card loans.
2 The excess spread for credit card loans reflects the net portfolio yield, which is interest earned less funding costs and losses.
3 There are no expected credit losses for residential mortgage loans as the loans are government-guaranteed.

During the three months ended January 31, 2009, there were maturities of previously securitized loans and receivables of $1,079 million (three months ended January 31, 2008 - $2,254 million). Proceeds from new securitizations were $8,273 million for the three months ended January 31, 2009 (three months ended January 31, 2008 - $1,346 million).

Note 5: LIABILITY FOR PREFERRED SHARES

The Bank’s liability for preferred shares is as follows:
Preferred Shares
(millions of Canadian dollars)	Jan. 31, 2009	Oct. 31, 2008
Preferred shares issued by the Bank (thousands of shares):
Class A - 14,000 Series M	$350	$350
Class A - 8,000 Series N	200	200
Total liability for preferred shares	$550	$550

Note 6: CAPITAL TRUST SECURITIES

The following table summarizes the Capital Trust Securities issued by the Trusts that were established by the Bank.
Capital Trust Securities
(millions of Canadian dollars)	Jan. 31, 2009	Oct. 31, 2008
Trust units issued by TD Capital Trust (thousands of units) 900 Capital Trust Securities – Series 2009 [1]	$895	$894
Trust units issued by TD Capital Trust II [2] (thousands of units) 350 TD Capital Trust II Securities – Series 2012-1	350	350
Trust units issued by TD Capital Trust III (thousands of units) 1,000 TD Capital Trust III Securities – Series 2008 [3]	990	990
Debt issued by TD Capital Trust IV [2] (thousands of units)
550 TD Capital Trust IV Notes – Series 1	550	–
450 TD Capital Trust IV Notes – Series 2	450	–

1 Included in liability for Capital Trust Securities on the Interim Consolidated Balance Sheet.
2 Trust II & Trust IV are variable interest entities. As the Bank is not the primary beneficiary of the trusts, the Bank does not consolidate them. The senior deposit notes that were issued to
  Trust  II & Trust IV are reflected in deposits on the Interim Consolidated Balance Sheet.
3 Included in non-controlling interest in subsidiaries. See Note 7.

TD Capital IV Notes
On January 26, 2009, TD Capital Trust IV (Trust IV), a trust established under the laws of the Province of Ontario, issued $550,000,000 of 9.523% TD Capital Trust IV Notes - Series 1 due June 30, 2108 (TD CaTS IV - Series 1) and $450,000,000 of 10.00% TD Capital Trust IV Notes - Series 2 due June 30, 2108 (TD CaTS IV - Series 2) (collectively, the TD CaTS IV Notes). The proceeds from the issuance were invested in Bank deposits. TD CaTS IV Notes qualify as Tier 1 capital of the Bank.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 33

TD CaTS IV - Series 1 will pay interest, at a rate of 9.523%, in equal semi-annual instalments on June 30 and December 31 of each year until June 30, 2019. Starting on June 30, 2019 and on every fifth anniversary thereafter until June 30, 2104 (Series 1 Interest Reset Date), the interest rate on the TD CaTS IV - Series 1 will reset to equal the Government of Canada (GOC) yield plus 10.125%. TD CaTS IV - Series 2 will pay interest, at a rate of 10.00%, in equal semi-annual instalments on June 30 and December 31 of each year until June 30, 2039. Starting on June 30, 2039 and on every fifth anniversary thereafter until June 30, 2104 (Series 2 Interest Reset Date), the interest rate on the TD CaTS IV - Series 2 will reset to equal the GOC yield plus 9.735%.
On or after June 30, 2014, the Trust may redeem the TD CaTS IV - Series 1, subject to regulatory consent, for a price per $1,000 principal amount of TD CaTS IV - Series 1 redeemed (a) on any day that is not a Series 1 Interest Reset Date equal to the greater of par and a price calculated to provide an annual yield equal to the yield of a GOC bond maturing on the next Series 1 Interest Reset Date plus (i) 1.6875% if the redemption date is prior to June 30, 2019 or (ii) 3.375% if the redemption date is on or after June 30, 2019 or (b) on a Series 1 Interest Reset Date equal to par, together in each case with accrued and unpaid interest. On or after June 30, 2014, the Trust may redeem the TD CaTS IV - Series 2, subject to regulatory consent, for a price per $1,000 principal amount of TD CaTS IV - Series 2 redeemed (a) on any day that is not a Series 2 Interest Reset Date equal to the greater of par and a price calculated to provide an annual yield equal to the yield of a GOC bond maturing on the next Series 2 Interest Reset Date plus (i) 1.62% if the redemption date is prior to June 30, 2039 or (ii) 3.24% if the redemption date is on or after June 30, 2039 or (b) on a Series 2 Interest Reset Date equal to par, together in each case with accrued and unpaid interest.
Holders of TD CaTS IV Notes may, in certain circumstances, be required to invest interest paid on the TD CaTS IV Notes in non-cumulative Class A First Preferred Shares of the Bank. In addition, in certain circumstances, the TD CaTS IV Notes will be exchanged automatically, without the consent of the holders, for non-cumulative Class A First Preferred Shares, Series A10 of the Bank.

Note 7: NON-CONTROLLING INTERESTS IN SUBSIDIARIES

(millions of Canadian dollars)	Jan. 31, 2009	Oct. 31, 2008
REIT preferred stock, Series A	$599	$523
TD Capital Trust III Securities - Series 2008	990	990
Other	37	47
Total non-controlling interests in subsidiaries	$1,626	$1,560

Note 8: SHARE CAPITAL

Common Shares
The Bank is authorized by the shareholders to issue an unlimited number of common shares, without par value, for unlimited consideration. The common shares are not redeemable or convertible. Dividends are typically declared by the Board of Directors of the Bank on a quarterly basis and the amount may vary from quarter to quarter.

Shares Issued and Outstanding
			For the three months ended
		Jan. 31, 2009		Jan. 31, 2008
(millions of shares and millions of Canadian dollars)	Number of shares	Amount	Number of shares	Amount
Common:
Balance at beginning of period	810.1	$13,241	717.8	$6,577
Issued on exercise of options	0.7	39	1.0	42
Issued for cash	34.9	1,381	-	-
Issued as a result of dividend reinvestment plan	3.2	128	0.3	21
Impact of shares acquired for trading purposes[1]	(0.2)	(8)	(0.1)	(8)
Balance at end of period - common	848.7	$14,781	719.0	$6,632
Preferred (Class A):
Series O	17.0	$425	17.0	$425
Series P	10.0	250	10.0	250
Series Q	8.0	200	8.0	200
Series R	10.0	250	-	-
Series S	10.0	250	-	-
Series Y	10.0	250	-	-
Series AA	10.0	250	-	-
Series AC	8.8	220	-	-
Series AE	12.0	300	-	-
Series AG	15.0	375	-	-
Balance at end of period - preferred	110.8	$2,770	35.0	$875

1 Purchased by subsidiaries of the Bank, which are regulated securities entities in accordance with Regulation 92-313 under the Bank Act.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 34

COMMON SHARES
On December 5, 2008, the Bank issued 35 million common shares for gross cash consideration of $1.4 billion. The common share issue qualifies as Tier 1 capital of the Bank.

PREFERRED SHARES
5-Year Rate Reset Preferred Shares, Series AC
On November 5, 2008, the Bank issued 8.8 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AC for gross cash consideration of $220 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 5.60% for the initial period from and including November 5, 2008 to but excluding January 31, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 2.74%. Holders of the Series AC shares will have the right to convert their shares into non-cumulative Floating Rate Preferred Shares, Series AD, subject to certain conditions, on January 31, 2014, and on January 31 every five years thereafter and vice versa. The Series AC shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on January 31, 2014 and on January 31 every five years thereafter. The Series AC shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AE
On January 14, 2009, the Bank issued 12 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AE for gross cash consideration of $300 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 14, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.37%. Holders of the Series AE shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AF, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AE shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AE shares qualify as Tier 1 capital of the Bank.

5-Year Rate Reset Preferred Shares, Series AG
On January 30, 2009, the Bank issued 15 million non-cumulative 5-Year Rate Reset Preferred Shares, Series AG for gross cash consideration of $375 million. Quarterly non-cumulative cash dividends, if declared, will be paid at a per annum rate of 6.25% for the initial period from and including January 30, 2009 to but excluding April 30, 2014. Thereafter, the dividend rate will reset every five years to equal the then five year Government of Canada bond yield plus 4.38%. Holders of the Series AG shares will have the right to convert their shares into non-cumulative Floating Rate Class A Preferred Shares, Series AH, subject to certain conditions, on April 30, 2014, and on April 30 every five years thereafter and vice versa. The Series AG shares are redeemable by the Bank for cash, subject to regulatory consent, at $25.00 per share on April 30, 2014 and on April 30 every five years thereafter. The Series AG shares qualify as Tier 1 capital of the Bank.

Note 9: REGULATORY CAPITAL

The Bank manages its capital under guidelines established by the Office of the Superintendent of Financial Institutions Canada (OSFI). The regulatory capital guidelines measure capital in relation to credit, market and operational risks. The Bank has various capital policies, procedures and controls which it utilizes to achieve its goals and objectives.
During the three months ended January 31, 2009, the Bank complied with the OSFI guideline related to capital ratios and the assets-to-capital multiple. This guideline is based on the “International Convergence of Capital Measurement and Capital Standards - A Revised Framework” (Basel II) issued by the Basel Committee on Banking Supervision. Effective November 1, 2008, substantial investments held prior to January 1, 2007, which were previously deducted from Tier 2 capital, are deducted 50% from Tier 1 capital and 50% from Tier 2 capital. Insurance subsidiaries continue to be deconsolidated and reported as a deduction from Tier 2 capital.
      The Bank’s regulatory capital position was as follows:

(millions of Canadian dollars)	Jan. 31, 2009	Oct. 31, 2008
Tier 1 capital	$21,320	$20,679
Tier 1 capital ratio [1]	10.1%	9.8%
Total capital [2]	$28,880	$25,348
Total capital ratio [3]	13.6%	12.0%
Assets-to-capital multiple [4]	16.9	19.3

1 Tier 1 capital ratio is calculated as Tier 1 capital divided by risk-weighted assets (RWA).
2 Total capital includes Tier 1 and Tier 2 capital.
3 Total capital ratio is calculated as Total capital divided by RWA.
4 The assets-to-capital multiple is calculated as total assets plus off-balance sheet credit instruments, such as certain letters of credit and guarantees less investments in associated corporations, goodwill and net intangibles,
  divided by Total   adjusted capital.

OSFI's target Tier 1 and total capital ratios for Canadian banks are 7% and 10%, respectively.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 35

Note 10: ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the Bank’s accumulated other comprehensive income (loss), net of income taxes, as at January 31, 2009:

Accumulated Other Comprehensive Income (Loss), Net of Income Taxes
		As at
(millions of Canadian dollars)	Jan. 31, 2009	Oct. 31, 2008
Unrealized loss on available-for-sale securities, net of cash flow hedges	$(2,601)	$(1,409)
Unrealized foreign currency translation gain (loss) on investments in subsidiaries, net of hedging activities	1,928	(1,633)
Gain on derivatives designated as cash flow hedges	2,846	1,393
Accumulated other comprehensive income (loss) balance as at Jan. 31	$2,173	$(1,649)

Note 11: STOCK-BASED COMPENSATION

For the three months ended January 31, 2009, the Bank recognized compensation expense for stock option awards of $6 million (three months ended January 31, 2008 - $5 million).
   During the three months ended January 31, 2009, 3.3 million (three months ended January 31, 2008 - 2.0 million) options were granted by TD Bank with a weighted average fair value of $7.76 per option (three months ended January 31, 2008 - $10.80 per option).
   The fair value of options granted was estimated at the date of grant using a binomial tree-based valuation model. The following assumptions were used:

	For the three months ended
	Jan. 31 2009	Jan. 31 2008
Risk-free interest rate	2.2%	3.80%
Expected option life	5.5 years	5.5 years
Expected volatility	23.8%	15.9%
Expected dividend yield	2.98%	2.85%

Note 12: EMPLOYEE FUTURE BENEFITS

The Bank’s pension plans and principal non-pension post-retirement benefit plans expenses are as follows:

Principal Pension Plan Pension Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2009	2008
Elements of pension plan expense before adjustments to recognize the long term nature of the cost:
Service cost - benefits earned	$20	$16
Interest cost on projected benefit obligation	36	30
Actual return on plan assets	327	(3)
Plan amendments	-	7
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Return on plan assets[1]	(364)	(35)
Actuarial losses[2]	3	-
Plan amendments[3]	5	(4)
Total	$27	$11

[1]
For the three months ended January 31,2009, includes expected return on plan assets of $37 million (three months ended January 31,2008 - $38 million) less actual return on plan assets of $(327) million (three months ended January 31,2008 - $3 million).

[2]
For the three months ended January 31,2009, includes loss recognized of $3 million (three months ended January 31,2008 - nil) less actuarial losses on projected benefit obligation of nil (three months ended January 31,2008 - nil).

[3]
For the three months ended January 31,2009, includes amortization of costs for plan amendments of $5 million (three months ended January 31,2008 - $3 million) less actual cost amendments of nil (three months ended January 31,2008 - $7 million).

Other Pension Plans’ Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2009	2008
CT defined benefit pension plan	$1	$1
TD Banknorth defined benefit pension plan	(3)	(1)
Supplemental employee retirement plans	9	8
Total	$7	$8

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 36

Principal Non-Pension Post-Retirement Benefit Plan Expense
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2009	2008
Elements of non-pension plan expense before adjustments to recognize the long-term nature of the cost:
Service cost – benefits earned	$2	$3
Interest cost on projected benefit obligation	5	6
Adjustments to recognize the long-term nature of plan cost:
Difference between costs arising in the period and costs recognized in the period in respect of:
Actuarial losses	–	1
Plan amendments	(1)	(1)
Total	$6	$9

Cash Flows
The Bank’s contributions to its pension plans and its principal non-pension post-retirement benefit plans are as follows:

Plan Contributions
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2009	2008
Principal pension plan	$21	$19
Supplemental employee retirement plans	3	4
Non-pension post-retirement benefit plan	2	2
Total	$26	$25

As at January 31, 2009, the Bank expects to contribute an additional $214 million to its principal pension plan, nil to its CT defined benefit pension plan, nil to its TD Banknorth defined benefit pension plan, $8 million to its supplemental employee retirement plans and $7 million to its non-pension post-retirement benefit plan by the end of the year. However, future contribution amounts may change upon the Bank’s review of the current contribution levels during the year.

Note 13: EARNINGS PER SHARE

The Bank’s basic and diluted earnings per share at January 31 are as follows:

Basic and Diluted Earnings per Share
	For the three months ended
	Jan. 31 2009	Jan. 31 2008
Basic earnings per share
Net income available to common shares ($ millions)	$683	$962
Average number of common shares outstanding (millions)	832.6	718.3
Basic earnings per share ($)	$0.82	$1.34
Diluted earnings per share
Net income available to common shares ($ millions)	$683	$962
Average number of common shares outstanding (millions)	832.6	718.3
Stock options potentially exercisable as determined under the treasury stock method[1](millions)	1.6	6.3
Average number of common shares outstanding - diluted (millions)	834.2	724.6
Diluted earnings per share[1] ($)	$0.82	$1.33

[1]
For the three months ended January 31, 2009, the computation of diluted earnings per share excluded weighted-average options outstanding of 17.1 million with a weighted-average exercise price of $66.72 as the option price was greater than the average market price of the Bank’s common shares. For the three months ended January 31, 2008, the computation of diluted earnings per share excluded weighted-average options outstanding of 1.0 million with a weighted-average exercise price of $72.67 as the option price was greater than the average market price of the Bank’s common shares.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 37

Note 14: SEGMENTED INFORMATION

The Bank’s operations and activities are organized around the following operating business segments: Canadian Personal and Commercial Banking, Wealth Management, U.S. Personal and Commercial Banking and Wholesale Banking. Results for these segments for the three months ended January 31 are presented in the following table:

Results by Business Segment
(millions of Canadian dollars)	Canadian Personal and Commercial Banking[1]		Wealth Management[1]		U.S. Personal and Commercial Banking[2]		Wholesale Banking[3]		Corporate[3]		Total
	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31	Jan. 31
For the three months ended	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008	2009	2008
Net interest income	$1,494	$1,414	$75	$88	$892	$312	$720	$192	$(453)	$(218)	$2,728	$1,788
Other income	798	733	453	482	302	140	119	416	(250)	45	1,422	1,816
Total revenue	2,292	2,147	528	570	1,194	452	839	608	(703)	(173)	4,150	3,604
Provision for (reversal of) credit losses	266	172	-	-	139	26	66	56	66	1	537	255
Non-interest expenses	1,186	1,096	419	379	801	238	388	321	226	194	3,020	2,228
Income (loss) before provision for (benefit of) income taxes	840	879	109	191	254	188	385	231	(995)	(368)	593	1,121
Provision for (benefit of) income taxes	256	281	34	63	14	61	120	68	(482)	(238)	(58)	235
Non-controlling interests in subsidiaries, net of income taxes	-	-	-	-	-	-	-	-	28	8	28	8
Equity in net income of an associated company, net of income taxes	-	-	77	88	-	-	-	-	12	4	89	92
Net income (loss)	$584	$598	$152	$216	$240	$127	$265	$163	$(529)	$(134)	$712	$970
Total assets (billions of Canadian dollars)
- balance sheet	$168.6	$154.8	$17.1	$14.0	$147.7	$60.3	$213.6	$184.6	$38.4	$21.5	$585.4	$435.2
- securitized	49.8	43.2	-	-	-	-	3.4	-	(13.9)	(15.3)	39.3	27.9

[1]
Effective the third quarter ended July 31, 2008, the Bank transferred the U.S. insurance and credit card businesses to the Canadian Personal and Commercial Banking segment, and the U.S. Wealth Management businesses to the Wealth Management segment for management reporting purposes. Prior periods have not been reclassified as the impact was not material to segment results.

[2]	Commencing the third quarter ended July 31, 2008, the results of U.S. Personal and Commercial Banking segment include Commerce. For details, see Note 31 to the 2008 Annual Report.
[3]	The taxable equivalent basis (TEB) increase to net interest income and provision for income taxes reflected in the Wholesale Banking segment results is reversed in the Corporate segment.

Note 15: HEDGE ACCOUNTING

Hedge accounting results were as follows:

Hedge Accounting Results
	For the three months ended
	Jan. 31	Jan. 31
(millions of Canadian dollars)	2009	2008
Fair value hedges
Gain arising from hedge ineffectiveness	$17.1	$6.9
Cash flow hedges
Gain (loss) arising from hedge ineffectiveness	$0.1	$(0.3)

Portions of derivative gains (losses) that were excluded from the assessment of hedge effectiveness for fair value and cash flow hedging activities are included in the Interim Consolidated Statement of Income and are not significant for the three months ended January 31, 2009.
During the three months ended January 31, 2009, there were no firm commitments that no longer qualified as hedges.
Over the next twelve months, the Bank expects approximately $1.55 billion in net gains reported in other comprehensive income as at January 31, 2009 to be reclassified to net income. The maximum length of time over which the Bank is hedging its exposure to the variability in future cash flows from anticipated transactions is 23 years. During the three months ended January 31, 2009, there were no forecasted transactions that failed to occur.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 38

Note 16: RESTRUCTURING AND INTEGRATION CHARGES

As a result of the acquisition of Commerce and related restructuring and integration initiatives undertaken, the Bank incurred $27 million before tax restructuring charges during the three months ended January 31, 2009. Restructuring charges consisted of estimated lease termination costs for approximately 50 legacy TD Banknorth branches that were closed and consolidated with nearby branches in connection with the Commerce merger. In the Interim Consolidated Statement of Income, the restructuring charges are included in restructuring costs.
   For the three months ended January 31, 2009, the Bank also incurred integration charges of $79 million before tax. Integration charges consisted of costs related to employee retention, external professional consulting charges and marketing (including customer communication and rebranding). In the Interim Consolidated Statement of Income, the integration charges are included in non-interest expenses.
   As at January 31, 2009, the remaining balance of the restructuring liability related to the acquisition of Commerce was $46 million.

Note 17: ACQUISITIONS AND DISPOSITIONS

Commerce Bancorp, Inc.
During the period from November 1, 2008 to January 31, 2009, goodwill decreased by $92 million to $6,238 million primarily due to the realization of future income tax assets for which a valuation allowance had been established. The purchase price allocation is subject to refinement as the Bank completes the valuation of the assets acquired and liabilities assumed.

Note 18: RISK MANAGEMENT

The risk management policies and procedures of the Bank are provided in the MD&A. The shaded sections of the Managing Risk section, included on pages 19 to 21 of the MD&A, relating to credit, market and liquidity risks are an integral part of the Interim Consolidated Financial Statements. For a complete discussion of our risk management policies and procedures refer to the shaded sections presented on pages 68 to 76 of the Bank’s 2008 Annual Report.

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 39

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your share certificate)
Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Transfer Agent:
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario  M5C 2W9
416-643-5500
or toll-free at 1-800-387-0825
inquiries@cibcmellon.com or www.cibcmellon.com

Hold your TD shares through the Direct Registration System in the United States
Missing dividends, lost share certificates, estate questions, address changes to the share register, to eliminate duplicate mailings of shareholder materials, or to stop (and resume) receiving Annual and Quarterly Reports.

Co-Transfer Agent and Registrar:
BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, Pennsylvania 15252-8015
or
480 Washington Boulevard
Jersey City, New Jersey 07310
1-866-233-4836
TDD for hearing impaired: 1-800-231-5469
Foreign shareholders: 201-680-6578
TDD foreign shareholders: 201-680-6610
www.bnymellon.com/shareowner

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com. Please note that by leaving us an e-mail or voicemail message you are providing your consent for us to forward your inquiry to the appropriate party for response.

General Information
Contact Corporate & Public Affairs:
(416) 982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week:
1-866-567-8888
French: 1-866-233-2323
Cantonese/Mandarin: 1-800-328-3698
Telephone device for the deaf: 1-800-361-1180

Internet website: http://www.td.com
Internet e-mail: customer.service@td.com

Quarterly Earnings Conference Call
TD Bank Financial Group will host an earnings conference call on Wednesday, February 25, 2009. The call will be webcast live via TDBFG's website at 3:30 p.m. ET. The call and webcast will feature presentations by TDBFG executives on the bank's financial results for the first quarter, followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TDBFG website at http://www.td.com/investor/earnings.jsp on February 25, 2009, before 1:00 p.m. ET. A listen-only telephone line is available at
416-644-3420 or 1-800-731-6941 (toll free).

The webcast and presentations will be archived at http://www.td.com/investor/calendar_arch.jsp. Replay of the teleconference will be available from 6:00 p.m. ET on February 25, 2009, until March 25, 2009, by calling 416-640-1917 or 1-877-289-8525 (toll free). The passcode is 21297053#.

Annual Meeting
Thursday, April 2, 2009
Saint John Trade and Convention Centre
Saint John, New Brunswick

TD BANK FINANCIAL GROUP • FIRST QUARTER 2009 REPORT TO SHAREHOLDERS	Page 40

About TD Bank Financial Group
The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group. TD Bank Financial Group is the sixth largest bank in North America by branches and serves approximately 17 million customers in four key businesses operating in a number of locations in key financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Insurance; Wealth Management, including TD Waterhouse and an investment in TD Ameritrade; U.S. Personal and Commercial Banking through TD Banknorth and TD Bank, America's Most Convenient Bank; and Wholesale Banking, including TD Securities. TD Bank Financial Group also ranks among the world's leading online financial services firms, with more than 5.5 million online customers. TD Bank Financial Group had CDN$585 billion in assets on January 31, 2009. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.

For further information contact:
Colleen Johnston, Group Head Finance and Chief Financial Officer, (416) 308-9030;
Tim Thompson, Senior Vice President, Investor Relations, (416) 308-9030;
or Simon Townsend, Senior Manager, Media Relations, (416) 944-7161